
11006959


SL
INDUSTRIES











THE NEXT LEVEL OF GROWTH

2010 Annual Report






eXMUX 3500





Our Services



Medical

The Company offers power supplies under the SL Power Electronics brand that are used in patient monitoring, diagnostics and therapy equipment; power conditioning and distribution units under the Teal brand that are employed with medical imaging and medical treatment devices; and high power precision motors under the SL Montevideo Technology brand that are used in autoclavable surgical tools.



Communication

The Company offers power supplies under the SL Power Electronics brand that are incorporated into information technology equipment; and ruggedized telecommunications equipment under the RFL Electronics brand that are employed by power utilities to manage high voltage electric transmission lines.



Utilities

The Company offers multiplexers, advanced relays and ruggedized telecommunications equipment under the RFL Electronics brand that are employed by power utilities to protect and manage high voltage electric transmission lines and apparatus.



Industrial

The Company offers a broad product line of power supplies under the SL Power Electronics brand, power conditioning and distribution units under the Teal brand; harmonic filters, AC reactors and DC link chokes under the MTE brand; and high power precision motors under the SL Montevideo Technology brand that are used in a wide array of instrumentation, testing and manufacturing equipment, as well as industrial plants, natural resource harvesting sites and facilities, commercial buildings and other industrial applications.



Aerospace/Military

The Company offers power supplies under the SL Power Electronics brand that are employed in military equipment; power conditioning and distribution units under the Teal brand that are utilized with advanced simulator equipment and high power precision motors under the SL Montevideo Technology brand that are used in numerous applications with military and commercial aerospace equipment.

SL Industries business strategy is to serve global market niches by offering highly engineered specialty products across a wide spectrum of power electronics and motion control applications. Each of our operating units seeks to enhance growth and profitability through the penetration of attractive new markets, further improvement of operations through the implementation of lean manufacturing principles and expansion of global capabilities. The Company expects to achieve these goals through organic growth and strategic acquisitions.



Letter To Our Shareholders,

We are pleased to report significant improvement in our 2010 performance from continuing operations relative to 2009 results. Our sales grew 29% to $189.8 million in 2010. Growth was especially strong in our SL Power Electronics (SLPE) business which experienced year-over-year growth of 49%.

Net income from continuing operations for the year was $9.8 million or $1.68 per diluted share, a 174% increase over net income from continuing operations of $3.6 million or $0.59 per diluted share for the full year 2009.

Net income for 2010 was $2.6 million or $0.44 per diluted share, compared to net income of $2.9 million or $0.49 per diluted share. Net income for the full year included an after-tax loss from discontinued operations of $7.2 million or $1.24 per diluted share compared to a net loss of $0.6 million or $0.10 per diluted share for the full year 2009. The majority of the loss in discontinued operations related to non-cash, pre-tax charges for environmental remediation booked in the second and fourth quarters of 2010 totaling $9.0 million related to the Company's Pennsauken and Camden sites.

Net cash provided by operating activities from continuing operations decreased from $11.9 million in 2009 to $9.3 million in 2010 due primarily to an increase in accounts receivable and inventory driven by the $42 million increase in sales. Working capital turns improved from 4.7 to 6.9 driven primarily by improved inventory management which increased inventory turns from 4.9 to 6.2 and better management of accounts payable. Company gross margins decreased slightly from 33.1% in 2009 to 32.5% in 2010 driven primarily by higher commodity prices and a higher percentage of international sales. Selling, general and administrative, engineering and product development expenses excluding restructuring costs were reduced from 29.2% of sales in 2009 to 25.6% in 2010.

In October, the Company repurchased 1,334,824 shares of SL Industries' common stock in a "Dutch Auction" Tender Offer at $14.50 per share. Also in the fourth quarter, the Company purchased 252,064 shares of Company stock at an average cost of $17.45 held by its defined contribution plan.

Discontinued Operations

The Company has five sites in the state of New Jersey where operations were discontinued by the Company. The costs associated with these discontinued operations are primarily related to environmental matters at the sites. In 2010, the Company booked after-tax charges of $7.2 million or $1.24 per diluted share related to these discontinued operations.

The majority of these charges related to the Puchack Well Field Superfund Site and the Company's Camden, New Jersey site. The Company is involved in on-going negotiations with the U.S. Department of Justice and the Environmental Protection Agency regarding the Puchack Well Field site which was named a Superfund Site in 1998. Historically, a Company wholly-owned subsidiary operated a chrome plating facility at this site. The Camden site, where chrome plating operations were ceased in 2003, is being remediated under a plan approved by the New Jersey Department of Environmental Protection in 2008. Environmental matters are complex and fluid and the outcomes are inherently uncertain.

Continuing Operations

Growth

While we experienced very robust growth in 2010, much of it was attributable to the macro-economic recovery from 2009. Beginning in 2011, we are utilizing the process of Strategy Deployment to create a disciplined, structured approach to driving organic growth.

All of the Divisions are deploying growth initiatives that include expansion of product portfolios, utilizing both internally developed products and brand labeled third party products, and geographic market expansion. For our internally developed products, we are stressing modular, platform approaches to reduce time to market and development costs as well as reducing manufacturing costs.

Safety, Quality, Delivery, Cost (SQDC)

A solid SQDC foundation is necessary to support our growth initiatives. The key to building, improving, and maintaining a competitive SQDC position is our program to transform SL Industries into a leading Lean enterprise in our industry. In 2010, we began a disciplined, systematic approach to deploying Lean tools and concepts throughout the organization. We invested in our Lean infrastructure by hiring experienced Lean Champions for all of our manufacturing facilities. We also created the new corporate level position of Vice President, Operational Excellence to provide leadership and standardization in building our Lean culture. Our focus in 2011 will be on improving the Company's level of delivery and profitability through implementation of Lean principles at key processes in the organization.

Organization

In March, Director Jim Henderson resigned from our Board of Directors. We would like to thank Jim for his contributions. The Board elected Warren Lichtenstein to fill the Director opening created by Jim's departure. We also made two significant improvements to our management team. Ken Owens came on board as our first Vice President of Operational Excellence and was subsequently promoted in March 2011 to President of our SLPE Division. We have initiated a search to quickly fill the Operational Excellence position with another strong, executive experienced in Lean transformation. In August, Louis J. Belardi was promoted from Corporate Controller to Chief Financial Officer and has served as the Company's Treasurer and Secretary since July. These changes are important to our continuing efforts to strengthen our management team and improve our operating performance.

Outlook

We saw very strong macro-economic growth in our primary market segments in 2010. We believe that 2011 will be a good year for sales and income growth from continuing operations although not as strong as 2010. In 2010, we began to get traction on a more aggressive implementation of Lean principles to drive improvements in our SQDC performance and we carry good momentum into 2011. In addition to the momentum on Lean implementation, we will take a more disciplined approach in driving revenue growth through the use of Strategy Deployment at all Divisions to build value for all SL Industries shareholders.

Thank you for your continued support.



William T. Fejes, Jr.
Chief Executive Officer & President

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECEIVED
MAY 1 1 2011

FORM 10-K
(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

OR

☐ TRANSITION REPORT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission file number 1-4987

SL INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

New Jersey	21-0682685
(State of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
520 Fellowship Road, Suite A114, Mt. Laurel, NJ	08054
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **856-727-1500**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.20 par value	NYSE Amex

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES__ NO[X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES___ NO[X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES [X] NO _____

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES _____ NO _____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ___ Accelerated filer _____ Non-accelerated filer _____ Smaller reporting company [X]
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES__ NO[X]

The aggregate market value of the voting stock held by non-affiliates of the Registrant based on the closing price of the Common Stock on the last business day of the Registrant's most recently completed second fiscal quarter, as reported by the NYSE Amex was approximately $34,801,000.

The number of shares of common stock outstanding as of March 1, 2011, was 4,489,551.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information required by Part III of this report (Items 10, 11, 12, 13 and 14) is incorporated by reference from the Company's proxy statement to be filed pursuant to Regulation 14A with respect to the registrant's 2011 annual meeting of stockholders.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

(a) General Development Of Business

SL Industries, Inc. (the "Company"), through its subsidiaries, designs, manufactures and markets power electronics, motion control, power protection, power quality electromagnetic and specialized communication equipment that is used in a variety of medical, commercial and military aerospace, computer, datacom, industrial, telecom, transportation, utility, rail and highway equipment applications. Its products are generally incorporated into larger systems to increase operating performance, safety, reliability and efficiency. The Company's products are largely sold to Original Equipment Manufacturers ("OEMs"), the utility industry and, to a lesser extent, to commercial distributors.

The Company's business strategy has been to enhance the growth and profitability of each of its businesses through the penetration of attractive new market niches, further improvement of operations through the implementation of lean manufacturing principles and expansion of global capabilities. The Company intends to focus on improving efficiencies that better leverage the Company's resources. Lean initiatives, both on the factory floor and throughout the organization, are ongoing. The Company expects to pursue its goals during the next twelve months principally through organic growth. The Company also continues to pursue strategic alternatives to maximize shareholder value. Some of these alternatives have included, and could continue to include, selective acquisitions, divestitures and the sale of certain assets. The Company has provided, and may from time to time in the future provide, information to interested parties.

On June 29, 2010, the Company's Board of Directors (the "Board") appointed William T. Fejes, Jr. to serve as the Company's President and Chief Executive Officer ("CEO"). Mr. Fejes replaced James Taylor, whose employment with the Company ended June 14, 2010. On August 30, 2010, the Board appointed Louis J. Belardi to serve as the Company's Chief Financial Officer ("CFO"), effective immediately. Mr. Belardi replaced David Nuzzo, whose employment with the Company ended on June 14, 2010. Mr. Belardi has served as the Company's Secretary and Treasurer since July 2010.

On September 14, 2010, the Company announced a modified "Dutch Auction" tender offer to purchase up to 1,538,461 shares of its common stock (the "Tender Offer"). The Company accepted for purchase 1,334,824 shares of its common stock at a purchase price of $14.50 per share. These shares represented approximately 22.0% of the shares outstanding as of October 18, 2010. With the completion of the Tender Offer, the Company had approximately 4,728,951 shares of common stock outstanding at that time. The aggregate purchase price paid by the Company in connection with the Tender Offer was $19,354,948, excluding transaction costs. The Company paid for the tender with available cash and $7,500,000 in borrowings from its 2008 Credit Facility.

On November 19, 2010, the Company entered into a Second Amendment (the "Second Amendment") to the Amended and Restated Revolving Credit Agreement, dated October 23, 2008, between the Company and certain of its subsidiaries, and Bank of America, N.A., as Agent, and various financial institutions party thereto from time to time as Lenders (the "2008 Credit Facility"). The Second Amendment, among other things, (a) amends certain terms of the 2008 Credit Facility in order to permit the Company to issue one or more dividends and/or purchase its registered capital stock then issued and outstanding in an amount not in excess, in the aggregate, of Thirteen Million Dollars ($13,000,000) prior to the maturity date of the 2008 Credit Facility; (b) removes the Ten Million Dollar ($10,000,000) maximum for environmental liabilities; and (c) amends the definitions of EBIT and EBITDA to include the add-back of non-cash charges with respect to liabilities arising under Environmental Laws and to reduce EBIT and EBITDA by the amount of the related cash payments related thereto. The 2008 Credit Facility is scheduled to expire on October 1, 2011. The Company expects to negotiate a new long-term debt agreement before the expiration date of the 2008 Credit Facility.

During the fourth quarter of 2010, in response to the diversification requirements in the Pension Protection Act of 2006 for defined contribution plans holding publicly traded employer securities, the Company purchased all Company shares held by its defined contribution plan. As a result, the Company purchased 252,064 shares of Company common stock at an average cost of $17.45 per share, at a total cost of $4,398,664.

(b) Financial Information About Segments

Financial information about the Company's business segments is incorporated herein by reference to Note 16 in the Notes to Consolidated Financial Statements included in Part IV of this Annual Report on Form 10-K.

(c) Narrative Description Of Business

Segments

The Company currently operates under four business segments: SL Power Electronics Corp. ("SLPE"), the High Power Group, SL Montevideo Technology, Inc. ("SL-MTI") and RFL Electronics Inc. ("RFL"). Teal Electronics Corp. ("Teal") and MTE Corporation ("MTE") are combined into one business segment, which is reported as the High Power Group. Management has combined SLPE and the High Power Group into one business unit classified as the Power Electronics Group. The Company aggregates operating business subsidiaries into a single segment for financial reporting purposes if aggregation is consistent with the objectives of ASC 280 "Segment Reporting."

SLPE – SL Power Electronics Corp. designs, manufactures and markets high-reliability power conversion products in internal and external footprints. The Company's power supplies provide a reliable and safe power source for the customer's specific equipment needs. SLPE, which sells products under three brand names (SL Power Electronics, Condor and Ault), is a major supplier to the OEMs of medical, industrial/instrumentation, military and information technology equipment. For the years ended December 31, 2010, December 31, 2009 and December 31, 2008, net sales of SLPE, as a percentage of consolidated net sales from continuing operations, were 42%, 36% and 39%, respectively.

HIGH POWER GROUP – The High Power Group sells products under two brand names: Teal and MTE. Teal designs and manufactures custom power conditioning and distribution units, which are developed and manufactured for custom electrical subsystems for OEMs of medical imaging, medical treatment, military aerospace, semiconductor and advanced simulation systems. MTE designs and manufactures power quality electromagnetic products used to protect equipment from power surges, bring harmonics into compliance and improve the efficiency of variable speed motor drives. MTE's standard product lines include: three-phase AC reactors, DC link chokes and a series of harmonic, RFI/EMI and motor protection filters. Teal and MTE also design and build customer specific and custom products for special applications. These products are typically used in industrial plants, natural resource harvesting sites and facilities, and commercial buildings. For the years ended December 31, 2010, December 31, 2009 and December 31, 2008, net sales of the High Power Group, as a percentage of consolidated net sales from continuing operations, were 30%, 31% and 33%, respectively.

SL-MTI – SL-MTI designs and manufactures high power density precision motors that are used in numerous applications, including military and commercial aerospace, medical and industrial products. For the years ended December 31, 2010, December 31, 2009 and December 31, 2008, net sales of SL-MTI, as a percentage of consolidated net sales from continuing operations, were 16%, 19% and 15%, respectively.

RFL – RFL designs and manufactures communication and power protection products/systems that are used to protect electric utility transmission lines and apparatus by isolating faulty transmission lines from a transmission grid. These products are sophisticated communication systems that allow electric utilities to manage their high-voltage power lines more efficiently. RFL also provides products and systems used by rail and highway industries. RFL provides systems design, commissioning, training, customer service and maintenance for all of its products. For the years ended December 31, 2010, December 31, 2009 and December 31, 2008, net sales of RFL, as a percentage of consolidated net sales from continuing operations, were 12%, 14% and 13%, respectively.

Discontinued Operations

SURFTECH – SL Surface Technologies, Inc. ("SurfTech") produced industrial coatings and platings for equipment in the corrugated paper and telecommunications industries. On November 24, 2003, the Company sold substantially all of the assets of SurfTech. As a result, SurfTech is reported as a discontinued operation for all periods presented. A significant portion of the Company's environmental costs, which have been incurred and are expected to be incurred, are related to the former SurfTech operations.

EME – Elektro-Metall Export GmbH ("EME") manufactured electromechanical actuation systems, power drive units and complex wire harness systems for use in the aerospace and automobile industries. EME was based in Ingolstadt, Germany with low cost manufacturing operations in Paks, Hungary. On January 6, 2003, the Company sold all of the issued and outstanding shares of capital stock of EME. As a result, EME is reported as a discontinued operation for all periods presented. The Company is currently involved in tax litigation with the German tax authorities. A liability has been established related to the probable outcome of this litigation.

Raw Materials
Raw material components are supplied by various domestic and international vendors. In general, availability of materials is not a problem for the Company; however, at times the Company has had to locate alternate suppliers for certain key components. The recent crisis in Japan may require the Company to seek alternate supplies at higher prices or may disrupt shipment of certain products. Raw materials are purchased directly from the manufacturer whenever possible to avoid distributor mark-ups. Average lead times generally run from immediate availability to 26 weeks. Lead times can be substantially higher for strategic components subject to industry shortages. In most cases, viable multiple sources are maintained for flexibility and competitive leverage.

During 2010, average annual copper prices rose 46% as compared to 2009. Copper is used primarily by Teal and MTE in its transformers. In an attempt to stabilize copper costs, Teal and MTE entered into forward purchase agreements during 2010 in the aggregate amount of approximately $1,466,000. As of December 31, 2010, no copper purchase commitments were greater than six months. This program was significantly increased in the first quarter of 2011with a total commitment of $3,433,000.

In addition to copper, various grades of silicon steel are used in products produced by Teal, MTE and SLPE. Annual average prices of silicon steel have ranged from a decrease of 31% to an increase of 55% compared to 2009. During 2010 there were no major disruptions in the supply of raw materials; however, some component costs and lead times have been volatile.

Patents, Trademarks, Licenses, Franchises And Concessions
The Company has proprietary information that it has developed and uses in its business. This proprietary information is protected by contractual agreements as well as through patents and patents pending, to the extent appropriate. The patents are protected by federal law. To protect its proprietary information, the Company also enters into non-disclosure agreements with its employees, vendors and customers. Where appropriate, the Company will take and has taken all steps necessary to defend its intellectual property.

Seasonality
Generally, seasonality is not a significant factor in any of the Company's segments.

Significant Customers
The Company has no customer that accounts for 10% or more of its consolidated net sales from continuing operations. SLPE, the High Power Group, SL-MTI and RFL each have certain major customers, the loss of any of which could have a material adverse effect on such segment.

Backlog
At March 6, 2011, March 7, 2010 and March 1, 2009, backlog was $76,181,000, $61,966,000 and $54,443,000, respectively. The backlog at March 6, 2011 increased by $14,215,000, or 23%, compared to March 7, 2010. SLPE, the High Power Group and SL-MTI each recorded an increase in backlog at March 6, 2011, compared to March 7, 2010.

Competitive Conditions
The Company's businesses are in active competition with domestic and foreign companies with national and international name recognition that offer similar products or services and with companies producing alternative products appropriate for the same uses. Each of the Company's businesses seeks to gain an advantage from its competition by concentrating on customized products based on customer needs. The Company's businesses also seek a competitive advantage based on quality, service, innovation, delivery and price.

Environmental
The Company (together with the industries in which it operates or has operated) is subject to the environmental laws and regulations of the United States, People's Republic of China ("China"), Republic of Mexico ("Mexico") and United Kingdom concerning emissions to the air, discharges to surface and subsurface waters and generation, handling, storage, transportation, treatment and disposal of waste materials. The Company and the subject industries are also subject to other federal, state and local environmental laws and regulations, including those that require the Company to remediate or mitigate the effects of the disposal or release of certain chemical substances at various sites, including some where it has ceased operations. It is impossible to predict precisely what effect these laws and regulations will have on the Company in the future.

It is the Company's policy to comply with all environmental, health and safety regulations, as well as industry standards for maintenance. The Company's domestic and international competitors are subject to the same environmental, health and safety laws and regulations, and the Company believes in each of its markets that the subject compliance issues and potential related expenditures of its operating subsidiaries are comparable to those faced by its major competitors.

Loss contingencies include potential obligations to investigate and eliminate or mitigate the effects on the environment of the disposal or release of certain chemical substances at various sites, such as Superfund sites and other facilities, whether or not they are currently in operation. The Company is currently participating in environmental assessments and cleanups at a number of sites and may in the future be involved in additional environmental assessments and cleanups. Based upon investigations completed to date by the Company and its independent engineering-consulting firms, management has provided an estimated accrual for all known costs believed to be probable and costs that can be reasonably estimated in the amount of $14,911,000, of which $11,779,000 is included as other long-term liabilities as of December 31, 2010. However, it is the nature of environmental contingencies that other circumstances might arise, the costs of which are indeterminable at this time due to such factors as changing government regulations and stricter standards, the unknown magnitude of cleanup costs, the unknown timing and extent of the remedial actions that may be required, the determination of the Company's liability in proportion to other responsible parties, the divisibility of costs, and the extent, if any, to which such costs are recoverable from other parties. These other circumstances could result in additional expenses or judgments, or offsets thereto. The adverse resolution of any one or more of these other circumstances could have a material adverse effect on the business, operating results, financial condition or cash flows of the Company. Most of the Company's environmental costs relate to discontinued operations and such costs have been recorded in discontinued operations, net of tax.

There are three sites on which the Company may incur material environmental costs in the future as a result of past activities of its former subsidiary, SurfTech. There are two Company owned sites related to its former subsidiary, SurfTech. These sites are located in Pennsauken, New Jersey (the "Pennsauken Site") and in Camden, New Jersey (the "Camden Site"). There is also a third site, which is not owned by the Company, referred to as the "Puchack Well Field Site". The Puchack Well Field Site and the Pennsauken Site are part of the Puchack Well Field Superfund Site. The Company's environmental contingencies with respect to the Pennsauken Site are fully discussed in "Item 3. Legal Proceedings" included in Part I of this Annual Report on Form 10-K.

With respect to the Camden Site, the Company has reported soil contamination and a groundwater contamination plume emanating from the site. The Company has been conducting tests and taking other actions to identify and quantify the contamination and to confirm areas of concern. In the third quarter of 2009, pursuant to an Interim Response Action ("IRA") Work plan approved by the New Jersey Department of Environmental Protection ("NJDEP"), the Company completed building demolition and excavated and disposed of some of the contaminated soil underlying the building's foundation. Treatability studies for in-situ remediation of the remaining unsaturated contaminated soil were conducted in 2009. Based upon the treatability study results, our environmental consultants prepared an IRA Work plan Addendum ("IRAWA") to implement a Phase I Pilot Study ("PIPS"), which involved injecting neutralizing chemicals into the saturated soil. The NJDEP approved the IRAWA, and the PIPS was implemented in November 2010. These injections have now been completed. As required by the IRAWA, our consultants are collecting post-injection data for assessment of the overall success of the PIPS. Also, the Company's environmental consultants are developing an IRA Work plan Addendum II to implement a Phase II Pilot Study to treat contaminated groundwater. During the second quarter of 2010, the Company reviewed the most recent cost studies prepared by its environmental consultants and recorded an additional $1,273,000 reserve related to the Camden Site. At December 31, 2010, the Company had an accrual of $2,171,000 to remediate the Camden Site. Of this amount, the Company anticipates expenditures of approximately $1,525,000 in 2011.

The Company has reported soil and groundwater contamination at the facility of SL-MTI located on its property in Montevideo, Minnesota. An analysis of the contamination has been completed and a remediation plan has been implemented at the site pursuant to the remedial action plan approved by the Minnesota Pollution Control Agency. The remaining steps under this plan are the monitoring of samples. Based on the current information, the Company believes it will incur remediation costs at this site of approximately $95,000, which has been accrued for at December 31, 2010. These costs are recorded as a component of continuing operations.

Employees

As of December 31, 2010, the Company had approximately 1,600 employees. Of these employees, 173, or approximately 11%, were subject to collective bargaining agreements.

Foreign Operations

In addition to manufacturing operations in California, Minnesota, New Jersey and Wisconsin, the Company manufactures substantial quantities of products in premises leased in Mexicali, Mexico, Matamoros, Mexico and Tecate, Mexico. The Company has also outsourced the manufacture of some of its products with contract manufacturers located in Mexico and China. The Company also manufactures products in owned facilities located in Xianghe, China. These external and foreign sources of supply present risks of interruption for reasons beyond the Company's control, including political or economic instability and other uncertainties.

Generally, the Company's sales are priced in United States dollars and its costs and expenses are priced in United States dollars, Mexican pesos and Chinese yuan. Accordingly, the competitiveness of the Company's products relative to locally produced products may be affected by the performance of the United States dollar compared with that of its foreign customers' and competitors' currencies. Foreign net sales comprised 22%, 18% and 17% of net sales from continuing operations for the years ended December 31, 2010, December 31, 2009 and December 31, 2008, respectively.

Additionally, the Company is exposed to foreign currency exchange rate fluctuations, which might result from adverse fluctuations in the value of the Mexican peso and Chinese yuan. At December 31, 2010, the Company had net liabilities of $1,537,000 subject to fluctuations in the value of the Mexican peso and Chinese yuan. At December 31, 2009, the Company had net assets of $27,000 subject to fluctuations in the value of the Mexican peso and Chinese yuan. Fluctuations in the value of the foreign currencies did not have a material effect on the Company's operations in either 2010 or 2009. There can be no assurance that the value of the Mexican peso and Chinese yuan will remain stable relative to the United States dollar.

SLPE manufactures most of its products in Mexico and China and incurs its labor costs and supplies in Mexican pesos and Chinese yuan. Teal has transferred a significant amount of its manufacturing to a wholly-owned subsidiary located in Tecate, Mexico. SL-MTI manufactures a significant portion of its products in Mexico and incurs related labor costs and supplies in Mexican pesos. MTE also has a significant portion of its products manufactured in Mexico. SLPE, the High Power Group and SL-MTI price and invoice substantially all of their sales in United States dollars. The Chinese and Mexican subsidiaries of SLPE maintain their books and records in Chinese yuan and Mexican pesos, respectively. The Mexican subsidiaries of SL-MTI and Teal maintain their books and records in Mexican pesos. For additional information related to financial information about foreign operations, see Notes 16 and 17 in the Notes to Consolidated Financial Statements included in Part IV of this Annual Report on Form 10-K.

Additional Information

Additional information regarding the development of the Company's businesses during 2010 and 2009 is contained in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Part II and Notes 1 and 2 of the Notes to the Consolidated Financial Statements included in Part IV of this Annual Report on Form 10-K.

ITEM 1A. RISK FACTORS

Not applicable.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Set forth below are the properties where the Company conducted business as of December 31, 2010.

Location	General Character	Approx. Square Footage	Owned or Leased And Expiration Date
Ventura, CA	Administration, design and sales of power supply products (SLPE)	31,200	Leased – 1/31/2016
Canton, MA	Design of power supply products (SLPE)	4,800	Leased – 8/31/2013
Mexicali, Mexico	Manufacture and distribution of power supply products (SLPE) (1)	62,500	Leased – Monthly
Mexicali, Mexico	Manufacture and distribution of power supply products (SLPE)	82,400	Leased – 12/15/2020
South Molton, United Kingdom	Sales and distribution of power supply products (SLPE)	2,500	Leased – 3/31/2012
Beijing, China	Design of power supply products (SLPE)	1,100	Leased –12/31/2011
Shanghai, China	Design of power supply products (SLPE)	8,800	Leased – 7/31/2013
Shanghai, China	Design of power supply products (SLPE)	600	Leased – 6/30/2011
Shanghai, China	Employee dormitory (SLPE)	1,400	Leased – 7/31/2013

Xianghe, China	Manufacture and distribution of power supply products and employee dormitory (SLPE)	60,600	Owned
Xianghe, China	Employee dormitory (SLPE)	3,900	Leased – 12/31/2011
San Diego, CA	Administration, sales, design and manufacture of power distribution and conditioning units (High Power Group)	35,500	Leased – 12/31/2012
Tecate, Mexico	Manufacture of power distribution and conditioning units (High Power Group)	20,800	Leased – 4/1/2011
Menomonee Falls, WI	Design, sales, manufacture and distribution of power quality electromagnetic products (High Power Group)	25,000	Leased – 7/31/2015
Montevideo, MN	Administration, design, sales and manufacture of precision motors and motion control systems (SL-MTI)	30,000	Owned
Matamoros, Mexico	Manufacture of precision motors (SL-MTI)	28,300	Leased – 12/31/2011
Boonton Twp., NJ	Administration, design, sales and manufacture of electric utility equipment protection systems (RFL)	78,000	Owned
Pennsauken, NJ	Document warehouse (Other) [2]	6,000	Owned
Mt. Laurel, NJ	Corporate office (Other)	4,200	Leased – 11/30/2012

[1] The Company expects to relocate its manufacturing facility in Mexicali, Mexico to a more modern facility in the same general area during the second quarter of 2011.
[2] Formerly used for industrial surface finishing operations.

The Company believes that most of its manufacturing facilities are adequate for current production requirements. The Company has signed a lease to relocate its manufacturing facilities in Mexicali, Mexico to a more modern facility in the same general area. This move is anticipated to be completed during the second quarter of 2011. The Company believes that its remaining facilities are sufficient for current operations, maintained in good operating condition and adequately insured. The company has been asked by the Chinese authorities to move its Xianghe, China facility to another location in the region to make the space available for alternate uses. This move is not anticipated to take place until the third quarter of 2012. Of the owned properties, none are subject to a major encumbrance material to the operations of the Company.

ITEM 3. LEGAL PROCEEDINGS

Environmental Matters

The Company is and has been the subject of administrative actions that arise from its ownership of SL Surface Technologies, Inc. ("SurfTech"), a wholly-owned subsidiary, the assets of which were sold in November 2003. SurfTech formerly operated chrome-plating facilities in Pennsauken Township, New Jersey (the "Pennsauken Site") and Camden, New Jersey (the "Camden Site").

On June 12, 2002, the Company and SurfTech were served with a class action complaint by twelve individual plaintiffs (the "Complaint") filed in Superior Court of New Jersey for Camden County (the "Private Action"). The Company and SurfTech were two of approximately 28 defendants named in the Private Action. The Complaint alleged, among other things, that the plaintiffs are subject to an increased risk of disease as a result of consuming water distributed from the Puchack Well Field located in Pennsauken Township, New Jersey (which was one of several water sources that supplied Camden, New Jersey). Medical monitoring of the plaintiff class was sought in the litigation.

The Private Action arose from similar factual circumstances as a current federal administrative action involving the Puchack Well Field, with respect to which the Company has been identified as a potential responsible party ("PRP"). This action and the Private Action both allege that SurfTech and other defendants contaminated groundwater through the disposal of hazardous substances at facilities in the area. SurfTech once operated a chrome-plating facility at the Pennsauken Site. The federal administrative action is discussed below.

With respect to the Private Action, the Superior Court denied class certification in June 2006. In 2007, the Superior Court dismissed the claims of all plaintiffs on statute of limitations grounds. The plaintiffs appealed and lost on all issues. In January 2010, the New Jersey Supreme Court denied plaintiffs' petition for certification to the Supreme Court, which effectively terminated this litigation with prejudice.

The Company is the subject of lawsuits and administrative actions that arise from its ownership of SurfTech and its Pennsauken Site. These actions relate to environmental issues concerning the Pennsauken Landfill and the Puchack Well Field. In 1991 and 1992, the New Jersey Department of Environmental Protection (the "NJDEP") served directives that would subject the Company to, among other things, collective reimbursements (with other parties) for the remediation of the Puchack Well Field. The litigation involving the Pennsauken Landfill involved claims under the Spill Compensation and Control Act (the "Spill Act"), other statutes and common law against the Company and numerous other defendants alleging that they are liable for contamination at and around a municipal solid waste landfill located in Pennsauken Township, New Jersey. In the first quarter 2009, the Company agreed to terms with the plaintiffs for the settlement of all pending claims in this case. Accordingly, the case was dismissed with prejudice in February 2009.

In 2006 the United States Environmental Protection Agency (the "EPA") named the Company as a potential responsible party (a "PRP") in connection with the remediation of the Puchack Well Field, which has been designated as a Superfund Site. The EPA has alleged that hazardous substances generated at the Company's Pennsauken Site contaminated the Puchack Well Field. As a PRP, the Company is potentially liable, jointly and severally, for the investigation and remediation of the Puchack Well Field Superfund Site under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA").

The EPA is remediating the Puchack Well Field Superfund Site in two separate operable units. The first operable unit consists of an area of chromium groundwater contamination that exceeds the selected cleanup standard ("OU-1"). The second operable unit ("OU-2") pertains to sites that are allegedly the sources of contamination for the first operable unit. The EPA advised the Company in October 2010 that OU-2 includes soil contamination in the immediate vicinity of the Company's Pennsauken Site.

In September 2006, the EPA issued a Record of Decision that selected a remedy for OU-1 to address the groundwater contamination. The estimated cost of the EPA selected remedy for OU-1, to be conducted over a five to ten year timeframe, was approximately $17,600,000, as stated in the Record of Decision. In an October 2010 meeting with the EPA, the EPA informed the Company that the OU-1 remedy will be implemented in two phases. Prior to the issuance of the EPA's Record of Decision, the Company had retained an experienced environmental consulting firm to prepare technical comments on the EPA's proposed remediation of the Puchack Well Field Superfund Site. In those comments, the Company's consultant, among other things, identified flaws in the EPA's conclusions and the factual predicates for certain of the EPA's decisions and for the proposed selected remedy.

Following the issuance of its Record of Decision for OU-1, in November 2006, the EPA sent another letter to the Company encouraging the Company to either perform or finance the remedial actions for OU-1 identified in the EPA's Record of Decision. In addition to paying for the OU-1 remediation, the EPA has sought payment of the past costs that the EPA has allegedly incurred. The Company responded to the EPA that it was willing to investigate the existence of other PRPs and to undertake the activities necessary to design a final remediation for the Superfund Site. In July 2007, the EPA refused the Company's offer to perform the work necessary to design the remediation plan without first agreeing to assume responsibility for the full remediation of the Superfund Site. The EPA did encourage the Company to investigate the existence of other PRPs and to submit evidence thereof, if appropriate. In January 2008, the Company submitted to the EPA evidence demonstrating the existence of several other PRPs.

In subsequent meetings and discussions with the U.S. Department of Justice ("DOJ") and the EPA, the Company was informed that estimated OU-1 remediation costs are now in the range of $30,000,000 to $40,000,000 with additional past costs incurred by the EPA related to OU-1 of approximately $17,000,000. These costs are current estimates provided to the Company by the EPA and DOJ. The Company has asked the DOJ/EPA for but has not been furnished support for these estimates and costs.

Notwithstanding the assertions of the DOJ and EPA, based on discussions with its attorneys and environmental engineering consultants, the Company believes the EPA's analytical effort is far from complete for OU-1. Further, technical data has not established that offsite migration of hazardous substances from the Company's Pennsauken Site (OU-2) caused the contamination of OU-1 of the Puchack Well Field Superfund Site. In any event, the Company believes the evidence establishes that hazardous substances from the Company's Pennsauken Site could have, at most, constituted only a small portion of the total contamination delineated in the vicinity of OU-1 of the Puchack Well Field Superfund Site. Based on the foregoing, the Company believes that it has significant defenses against the EPA claims and that other PRPs should be identified and brought into the legal proceedings by the DOJ to support the ultimate cost of remediation.

Also, the EPA is currently performing investigations relating to OU-2 of the Puchack Well Field Superfund Site. In an October 2010 meeting with EPA, the EPA informed the Company that it did not have an estimate of proposed OU-2 costs at that time. The Company understands that the EPA expects to issue a Record of Decision for OU-2 in the second quarter or third quarter of 2011. On February 24, 2011, the Company's management and legal counsel met with representatives of the EPA and the DOJ with respect to the Puchack Well Field Superfund Site, collectively OU-1 and OU-2. These discussions are ongoing.

The Company is currently in settlement discussions with the EPA and DOJ regarding the remediation and past costs for both OU-1 and OU-2. This settlement may, among other things, consist of a "limited ability to pay" component, which will be provided by the EPA and DOJ and will be negotiated by the Company. While the EPA and DOJ are viewing the OU-1 and OU-2 costs in a single ability to pay analysis, the Company is considering treating OU-1 and OU-2 as two separate and distinct items. Based on the current available information, the Company has estimated a total liability for OU-1 and OU-2 combined of $11,776,000, of which all but $4,000,000 (recorded in 2006) was reserved and recorded as part of discontinued operations, net of tax, in the amount of $5,132,000 in the fourth quarter of 2010. The Company's estimate of its OU-1 liability is based upon the government's OU-1 Record of Decision, the government's estimates of the costs, and the Company's estimated portion of the liability based upon data from our environmental engineering consultants. The estimated OU-2 liability is based upon data from our environmental engineering consultants. The above liability is included in the total environmental accrual.

It is management's opinion taking into account the information available to the Company as well as the significant defenses against the EPA claims and other PRPs potential responsibility that the impact of litigation and environmental administrative actions and related liabilities brought against the Company and its operations should not have a material adverse effect on its consolidated financial position or results of operations. However, the ultimate outcome of these matters, as with litigation generally, is inherently uncertain, and it is possible that some of these matters may be resolved adversely to the Company relative to the current reserves. The adverse resolution of any one or more of these matters could have a material adverse effect on the business, operating results, financial condition or cash flows of the Company. Additional information pertaining to legal proceedings is found in Note 13 in the Notes to the Consolidated Financial Statements.

Other

In the ordinary course of its business the Company is subject to other loss contingencies pursuant to foreign and domestic federal, state and local governmental laws and regulations and is also party to certain legal actions, frequently involving complaints by terminated employees and disputes with customers and suppliers. In the opinion of management, any such other loss contingencies are not expected to have a material adverse effect on the financial condition or results of operations of the Company.

ITEM 4. (REMOVED AND RESERVED)

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is currently listed on the New York Stock Exchange Amex under the ticker symbol "SLI". On October 1, 2008, the New York Stock Exchange ("NYSE") Euronext acquired the American Stock Exchange ("AMEX"). As a result, effective December 1, 2008, all AMEX companies were placed in the NYSE Amex listing platform. Until that time, the Company's common stock was traded on both the NYSE Amex (formerly the AMEX) and the NASDAQ OMX PHLX ("PHLX") (formerly the Philadelphia Stock Exchange). On December 24, 2008, the Company announced its intentions to voluntarily delist from the PHLX effective January 15, 2009. This action was taken solely as a result of the decision of PHLX to terminate its equity trading platform, which termination was effective October 24, 2008. The delisting from the PHLX did not impact the market for the Company's shares of common stock. The following table sets forth the high and low closing sales price per share of the Company's common stock for the periods indicated:

	Year Ended December 31, 2010		Year Ended December 31, 2009	
	HIGH	LOW	HIGH	LOW
Stock Prices				
1st Quarter	$ 9.29	$ 6.90	$8.50	$2.06
2nd Quarter	$13.44	$ 9.32	$8.53	$4.16
3rd Quarter	$14.24	$11.82	$8.30	$5.51
4th Quarter	$17.99	$14.00	$8.49	$6.25

Holders of Record

As of March 1, 2011, there were approximately 505 holders of record of the Company's common stock.

Dividends
The Company has not paid a cash dividend on its common stock since fiscal 2000. On November 19, 2010, the Company entered into the Second Amendment (to the 2008 Credit Facility), which permits the Company to issue one or more dividends and/or purchase its registered capital stock then issued and outstanding in an amount not in excess, in the aggregate, of thirteen million dollars prior to the maturity date of the 2008 Credit Facility. Additional information pertaining to the amended 2008 Credit Facility is found in Note 9 in the Notes to the Consolidated Financial Statements included in Part IV of this Annual Report on Form 10-K.

The declaration and payment of dividends in the future, if any, and their amounts, will be determined by the Board in light of conditions then existing, including the Company's earnings, financial condition and business requirements (including working capital needs), and other factors.

Issuer Purchases of Equity Securities
On December 30, 2008, the Board of Directors authorized the repurchase of up to 500,000 shares of the Company's stock (the "2008 Repurchase Plan"). On November 16, 2010, the Board of Directors approved a new plan that allows for the repurchase up to an aggregate of 470,000 shares of the Company's outstanding common stock (the "2010 Repurchase Plan"). The 2010 Repurchase Plan supersedes the 2008 Repurchase Plan. Any repurchases pursuant to the Company's stock repurchase program would be made in the open market or in negotiated transactions.

On September 14, 2010, the Company announced the Tender Offer to purchase up to 1,538,461 shares of its common stock. The Tender Offer expired on October 13, 2010. Under the terms of the Tender Offer, the Company's shareholders had the option of tendering all or a portion of the Company's common stock that they owned (1) at a price of not less than $13.00 and not more than $14.50, in increments of $0.25 per share, or (2) without specifying a purchase price, in which case the common stock that they owned would have been purchased at the purchase price determined in accordance with the Tender Offer. Shareholders who elected to tender have received the purchase price in cash, without interest, for common stock tendered in accordance with the terms of the Tender Offer. These provisions were described in the Offer to Purchase relating to the Tender Offer that was distributed to shareholders. All common stock purchased by the Company were purchased at the same price.

Based on the final count by the depositary for the Tender Offer, an aggregate of 1,334,824 shares of common stock were properly tendered and not withdrawn at prices at or below $14.50. Accordingly, pursuant to the terms of the Offer to Purchase, the Letter of Transmittal and applicable securities laws, the Company accepted for purchase 1,334,824 shares of its common stock at a purchase price of $14.50 per share. These shares represented approximately 22.0% of the shares outstanding as of October 18, 2010. With the completion of the Tender Offer, the Company had approximately 4,728,951 shares of common stock outstanding at that time. The aggregate purchase price paid by the Company in connection with the Tender Offer was $19,354,948, excluding transaction costs. The depositary has paid for the shares accepted for purchase in the Tender Offer. The Company paid for the tender with available cash and $7,500,000 in borrowings from its 2008 Credit Facility.

The following table presents information related to the repurchases of common stock that the Company made during the twelve months ended December 31, 2010:

Period	Total Number of Shares Purchased (1)		Average Price Paid per Share		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet Be Purchased under Publicly Announced Plans or Programs	
January 2010	13,351		$8.36		-	500,000	
February 2010	5,131		8.08		-	500,000	
March 2010	101,694		8.09		-	500,000	
April 2010	14,300		10.51		-	500,000	
May 2010	73,000		11.38		-	500,000	
June 2010	2,900		12.47		-	500,000	
July 2010	5,400		12.69		-	500,000	
August 2010	1,900		12.73		-	500,000	
September 2010	2,800		14.00		-	2,038,461	(2)
October 2010	1,337,424	(3)	14.50		1,334,824	500,000	
November 2010	4,400	(4)	15.77		-	470,000	(5)
December 2010	250,564	(4)	17.46		-	470,000	
Total	1,812,864		$14.32		1,334,824		

(1) The Company purchased these shares other than through a publicly announced plan or program, except where noted.

(2) On September 14, 2010, the Company announced a Tender Offer to purchase up to 1,538,461 shares of its common stock, of which 1,334,824 shares of common stock were purchased at an average price of $14.50 per share.

(3) Of the 1,337,424 shares purchased, 1,334,824 shares were purchased by the Company through a publicly announced plan or program. Under the terms of the Tender Offer, the Company accepted for purchase 1,334,824 shares of its common stock at a purchase price of $14.50 per share. The aggregate purchase price that has been paid by the Company in connection with the Tender Offer is $19,354,948, excluding transaction costs.

(4) The Company purchased these shares other than through a publicly announced plan or program. During the fourth quarter of 2010, in response to the diversification requirements in the Pension Protection Act of 2006 for defined contribution plans holding publicly traded employer securities, the Company purchased all Company shares held by its defined contribution plan. As a result, the Company purchased 252,064 shares of Company common stock at an average cost of $17.45 per share, at a total cost of $4,398,664. Of the 252,064 shares purchased, 1,500 shares were purchased during November 2010 and 250,564 shares were purchased during December 2010.

(5) On November 16, 2010, the Board of Directors approved a plan to repurchase up to an aggregate of 470,000 shares of the Company's outstanding common stock. Previously, the Board of Directors had authorized the repurchase of up to 500,000 shares of the Company's common stock.

Equity Compensation Plan Information

Information relating to securities authorized for issuance under equity compensation plans as of December 31, 2010, is as follows:

	Number of securities to be issued upon exercise of outstanding options (a)	Weighted average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans excluding shares reflected in column (a) (c)
Equity compensation plans approved by security holders	252,591	$ 11.339	135,000
Equity compensation plans not approved by security holders	none		
Total	252,591	$ 11.339	135,000

The Company maintains two shareholder approved stock option plans that have expired: the Non-Employee Director Nonqualified Stock Option Plan (the "Director Plan") and the Long-Term Incentive Plan (the "1991 Incentive Plan"). As of December 31, 2010, 40,000 options are issued and outstanding under the Director Plan and 33,000 options are issued and outstanding under the 1991 Incentive Plan. No securities remain available for future issuance under these plans.

On May 14, 2008, the shareholders approved the 2008 Incentive Stock Plan (the "2008 Plan"). The total number of shares of the Company's common stock that may be subject to options and stock appreciation rights under the 2008 Plan are 315,000 shares, of which approximately 180,000 shares are issued and outstanding as of December 31, 2010. The number of options that remain available for future issuance under the 2008 Plan are 135,000.

ITEM 6. SELECTED FINANCIAL DATA

Selected consolidated financial data with respect to the years ended December 31, 2010, 2009, 2008, 2007 and 2006 are presented below.

	Years Ended December 31,				
	2010	2009	2008	2007	2006 [(1)]
	(amounts in thousands except per share data)				
Net sales	$ 189,768	$ 147,551	$ 185,954	$ 200,863	$ 176,773
Income from continuing operations	$ 9,782	$ 3,564	$ 4,636	$ 10,274	$ 6,860
(Loss) from discontinued operations [(2)]	$ (7,226)	$ (628)	$ (2,302)	$ (1,863)	$ (3,307)
Net income [(3)]	$ 2,556	$ 2,936	$ 2,334	$ 8,411	$ 3,553
Diluted net income per common share	$ 0.44	$ 0.49	$ 0.39	$ 1.43	$ 0.61
Shares used in computing diluted net income per common share	5,811	6,015	5,948	5,876	5,823
Year-end financial position					
Working capital	$ 20,121	$ 35,064	$ 29,528	$ 30,606	$ 27,511
Current ratio	1.49	2.68	2.22	2.10	1.94
Total assets [(4)]	$ 104,899	$ 99,451	$ 98,980	$ 104,673	$ 106,543
Long-term debt	$ -	$ -	$ -	$ 6,000	$ 19,800
Shareholders' equity	$ 47,249	$ 69,100	$ 64,860	$ 61,629	$ 50,419
Book value per share	$ 10.53	$ 11.27	$ 10.98	$ 10.54	$ 8.94
Other					
Capital expenditures [(5)]	$ 1,416	$ 838	$ 2,426	$ 1,742	$ 3,055
Depreciation and amortization	$ 3,026	$ 3,395	$ 3,652	$ 3,600	$ 2,605

(1) On January 26, 2006, the Company completed the acquisition of Ault. On October 31, 2006, the Company completed the acquisition of MTE. Sales and operating results for both entities are included in fiscal year 2006 from the date of acquisition.

(2) Discontinued operations for the periods indicated largely relate to expenses for environmental remediation activities and legal expenses associated with SurfTech.

(3) Fiscal 2010 includes a provision for environmental remediation of $5,132,000, net of tax, related to the Pennsauken Site and $784,000, net of tax, related to the Camden Site. Fiscal 2008 includes a provision for environmental remediation of $1,410,000, net of tax. Fiscal 2006 includes a provision for environmental remediation of $2,480,000, net of tax.

(4) Deferred tax assets and liabilities, as of December 31, 2008, have been reclassified to include a deferred tax liability for foreign taxes previously reported as accrued income taxes.

(5) Excludes assets acquired in business combinations.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following section highlights significant factors impacting the consolidated operations and financial condition of the Company and its subsidiaries. The following discussion should be read in conjunction with Item 6. "Selected Financial Data," Item 8. "Financial Statements and Supplementary Data," and the Consolidated Financial Statements included in Part IV of this Annual Report on Form 10-K.

Forward-Looking Statements

In addition to other information in this Annual Report on Form 10-K, this Management's Discussion and Analysis of Financial Condition and Results of Operations contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and the current economic environment. These statements are not guarantees of future performance. They involve a number of risks and uncertainties that are difficult to predict, including, but not limited to, the Company's ability to implement its business plan, retain key management, anticipate industry and competitive conditions, realize operating efficiencies, secure necessary capital facilities and obtain favorable determinations in various legal and regulatory matters. Actual results could differ materially from those expressed or implied in the forward-looking statements. Some important assumptions and other critical factors that could cause actual results to differ materially from those in the forward-looking statements are specified in the Company's filings with the SEC, including the Company's Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

Overview

The Company, through its subsidiaries, designs, manufactures and markets power electronics, motion control, power protection, power quality electromagnetic and specialized communication equipment that is used in a variety of commercial and military aerospace, computer, datacom, industrial, medical, telecom, transportation, utility equipment, transportation and wind power applications. The Company is comprised of four domestic business segments, three of which have significant manufacturing operations in Mexico. SLPE has manufacturing, engineering and sales capability in China. Most of the Company's sales are made to customers who are based in the United States. Over the last three years sales to international markets have amounted to 22%, 18% and 17% of the Company's consolidated net sales. The Company places an emphasis on highly engineered, well-built, high quality, dependable products and is dedicated to continued product enhancement and innovation.

The Company's strategy is customer-focused and aims to increase shareholder value by providing products and solutions to its customers that create value for them with responsive, high-quality and affordable products and solutions. Also, the Company's strategy has been to enhance the growth and profitability of each of its businesses through the penetration of attractive new market niches, further improvement of operations through the implementation of lean manufacturing principles and the expansion of global capabilities. The Company expects to pursue its goals in the next twelve months principally through organic growth. The Company has a renewed emphasis on lean manufacturing principles. Lean initiatives, both on the factory floor and throughout the rest of the organization, are ongoing. The Company also continues to pursue strategic alternatives to maximize shareholder value. Some of these alternatives have included, and could continue to include, selective acquisitions, divestitures and the sale of certain assets. The Company has provided, and may from time to time in the future provide, information to interested parties.

In the sections that follow, statements with respect to 2010 or fiscal 2010 refer to the twelve month period ending December 31, 2010. Statements with respect to 2009 or fiscal 2009 refer to the twelve month period ending December 31, 2009.

Significant Transactions and Financial Trends

Significant transactions in 2010 that impacted the Company's financial results and cash flows include charges related to environmental matters and recorded as part of discontinued operations of $7,226,000, net of tax, primarily related to the Pennsauken Site and Camden Site. The Company recorded cash flow from continuing operations of $9,314,000 in 2010.

On June 29, 2010, the Board appointed William T. Fejes, Jr. to serve as the Company's President and Chief Executive Officer ("CEO"). Mr. Fejes replaced James Taylor, whose employment with the Company ended June 14, 2010. On August 30, 2010, the Board appointed Louis J. Belardi to serve as the Company's Chief Financial Officer ("CFO"). Mr. Belardi replaced David Nuzzo, whose employment with the Company ended on June 14, 2010. Mr. Belardi has served as the Company's Secretary and Treasurer since July 2010. Total consideration paid to the former CEO and CFO in accordance with their separation agreements was $1,042,933, less applicable taxes and withholdings. The payments were completed during the fourth quarter of 2010.

On September 14, 2010, the Company announced the modified "Dutch Auction" Tender Offer to purchase up to 1,538,461 shares of its common stock. The Company accepted for purchase 1,334,824 shares of its common stock at a purchase price of $14.50 per share. These shares represented approximately 22.0% of the shares outstanding as of October 18, 2010. With the completion of the Tender Offer, the Company had approximately 4,728,951 shares of common stock outstanding at that time. The aggregate purchase price paid by the Company in connection with the Tender Offer was $19,354,948, excluding transaction costs. The Company paid for the tender with available cash and $7,500,000 in borrowings from its 2008 Credit Facility.

On November 19, 2010, the Company entered into the Second Amendment, which amended the 2008 Credit Facility. The Second Amendment, among other things, (a) amends certain terms of the 2008 Credit Facility in order to permit the Company to issue one or more dividends and/or purchase its registered capital stock then issued and outstanding in an amount not in excess, in the aggregate, of Thirteen Million Dollars ($13,000,000) prior to the maturity date of the 2008 Credit Facility; (b) removes the Ten Million Dollar ($10,000,000) maximum for environmental liabilities; and (c) amends the definitions of EBIT and EBITDA to include the add-back of non-cash charges with respect to liabilities arising under Environmental Laws and to reduce EBIT and EBITDA by the amount of the related cash payments related thereto. In consideration for these amendments, the Company agreed to pay the lenders $50,000, which was remitted in the fourth quarter of 2010 and is being amortized over the remaining life of the 2008 Credit Facility.

During the fourth quarter of 2010, in response to the diversification requirements in the Pension Protection Act of 2006 for defined contribution plans holding publicly traded employer securities, the Company purchased all Company shares held by its defined contribution plan. As a result, the Company purchased 252,064 shares of Company common stock at an average cost of $17.45 per share, at a total cost of $4,398,664.

Business Trends

With the gradual improvement in global economic conditions, demand for the Company's products and services increased during 2010, compared to 2009. Sales for the year increased by $42,217,000, or 29%, while income from operations increased by $8,159,000, or 160%. The Company ended the year with strong fourth quarter sales and income from operations. All operating entities experienced increases from the fourth quarter of 2009, except RFL which had a relatively strong fourth quarter in 2009. Bookings for the year increased by $53,923,000, or 35%, with a significant increase of 71% noted at SLPE. This increase in bookings was primarily driven by the macro-economic recovery and increased market share primarily in the medical market. Backlog at December 31, 2010 was $70,628,000, compared to $54,695,000, for an increase of 29%, compared to December 31, 2009. The Company's management is taking numerous actions to continue to improve sales and income from continuing operations with an emphasis on lean initiatives at all facilities. The Company also expects to expand product portfolios, enter new market segments and penetrate selected geographic markets.

While these items are important in understanding and evaluating financial results and trends, other transactions or events, which are disclosed in this Management's Discussion and Analysis, have a material impact on continuing operations. A complete understanding of these transactions is necessary in order to estimate the likelihood that these trends will continue.

Critical Accounting Policies

The Company's consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States ("GAAP"). GAAP requires management to make estimates and assumptions that affect the amounts of reported and contingent assets and liabilities at the date of the consolidated financial statements and the amounts of reported net sales and expenses during the reporting period.

The Securities and Exchange Commission (the "SEC") has issued disclosure guidance for "critical accounting policies." The SEC defines "critical accounting policies" as those that are most important to the portrayal of the Company's financial condition and results, and that require application of management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

The Company's significant accounting policies are described in Note 1 in the Notes to Consolidated Financial Statements included in Part IV of this Annual Report on Form 10-K. Not all of these significant accounting policies require management to make difficult, subjective or complex judgments or estimates. However, the following policies are deemed to be critical within the SEC definition. The Company's senior management has reviewed these critical accounting policies and estimates and the related Management's Discussion and Analysis of Financial Condition and Results of Operations with the Audit Committee of the Board of Directors.

Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the purchase price is fixed or determinable and collectability is reasonably assured. Revenue is recorded in accordance with Staff Accounting Bulletin ("SAB") No. 104 and in certain circumstances in accordance with the guidance provided by ASC 605-25 "Revenue Recognition – Multiple-Element Arrangements." Also during fiscal 2009, RFL and Teal recognized revenue under "Bill and Hold Arrangements" according to the guidance provided by SAB No. 104. The major portion of the Company's revenue is derived from equipment sales. However, RFL has customer service revenue, which accounted for less than one percent of consolidated net revenue for the years ended 2010 and 2009. The Company recognizes equipment revenue upon shipment or delivery, and transfer of title. Provisions are established for product warranties, principally based on historical experience. At times the Company establishes reserves for specific warranty issues known by management. Service and installation revenue is recognized when completed. At SL-MTI, revenue from one particular contract was considered a multiple-element arrangement and, in that case, is allocated among the separate accounting units based on relative fair value. In this case the total arrangement consideration was fixed and there was objective and reliable evidence of fair value. This contract was completed during 2010.

SLPE has two sales programs with distributors, pursuant to which credits are issued to distributors: (1) a re-stocking program and (2) a competitive discount program. The distributor re-stocking program allows distributors to rotate up to a pre-determined percentage of their purchases over the previous six month period. SLPE provides for this allowance as a decrease to revenue based upon the amount of sales to each distributor and other historical factors. The competitive discount program allows a distributor to sell a product out of its inventory below net distribution price in order to meet certain competitive situations. SLPE records this discount as a reduction to revenue based on the distributor's eligible inventory. The eligible distributor inventory is reviewed at least quarterly. No cash is paid under either distributor program. These programs affected consolidated gross revenue for 2010, 2009 and 2008 by approximately 0.6%, 0.6% and 0.8%, respectively.

Certain judgments affect the application of the Company's revenue policy, as mentioned above. Revenue recognition is significant because net revenue is a key component of results of operations. In addition, revenue recognition determines the timing of certain expenses, such as commissions, royalties and certain incentive programs. Revenue results are difficult to predict. Any shortfall in revenue or delay in recognizing revenue could cause operating results to vary significantly from year to year and quarter to quarter.

Allowance For Doubtful Accounts
The Company's estimate for the allowance for doubtful accounts related to trade receivables is based on two methods. The amounts calculated from each of these methods are combined to determine the total amount reserved. First, the Company evaluates specific accounts where it has information that the customer may have an inability to meet its financial obligations (e.g., bankruptcy or insolvency). In these cases, the Company uses its judgment, based on the best available facts and circumstances, and records a specific reserve for that customer against amounts due to reduce the receivable to the amount that is expected to be collected. These specific reserves are reevaluated and adjusted as additional information is received that impacts the amount reserved. Second, a general reserve is established for all customers based on several factors, including historical write-offs as a percentage of sales. If circumstances change (e.g., higher than expected defaults or an unexpected material adverse change in a major customer's ability to meet its financial obligation), the Company's estimates of the recoverability of amounts due could be reduced by a material amount. Receivables are charged off against the reserve when they are deemed uncollectible. The Company's allowance for doubtful accounts represented 1.9% and 2.9% of gross trade receivables at December 31, 2010 and December 31, 2009, respectively.

Inventories
The Company values inventory at the lower of cost or market, and continually reviews the book value of discontinued product lines to determine if these items are properly valued. The Company identifies these items and assesses the ability to dispose of them at a price greater than cost. If it is determined that cost is less than market value, then cost is used for inventory valuation. If market value is less than cost, then related inventory is adjusted to market value.

If a write down to the current market value is necessary, the market value cannot be greater than the net realizable value, which is defined as selling price less costs to complete and dispose, and cannot be lower than the net realizable value less a normal profit margin. The Company also continually evaluates the composition of its inventory and identifies slow-moving and excess inventories. Inventory items identified as slow-moving or excess are evaluated to determine if reserves are required. If the Company were not able to achieve its expectations of the net realizable value of the inventory at current market value, it would have to adjust its reserves accordingly. The Company attempts to accurately estimate future product demand to properly adjust inventory levels. However, significant unanticipated changes in demand could have a significant impact on the value of inventory and of operating results.

Accounting For Income Taxes
On January 1, 2007, the Company adopted the provisions of ASC 740-10-55 "Income Taxes – Recognition and Measurement of Tax Positions." At the adoption date, the Company applied the provisions of ASC 740-10-55 to all tax positions for which the statute of limitations remained open. As required, the cumulative effect of the change from the adoption was to be recorded in the opening balance of retained earnings. As a result of the implementation, the Company did not recognize any change of its unrecognized tax benefits and did not adjust the January 1, 2007 balance of retained earnings. The amount of unrecognized tax benefits as of December 31, 2010 was $2,358,000, excluding interest and penalties. This amount represents unrecognized tax benefits, which, if ultimately recognized, will reduce the Company's effective tax rate. As of December 31, 2010, the Company reported accrued interest and penalties related to unrecognized tax benefits of $301,000. For additional disclosures related to accounting for income taxes, see Note 3 in the Notes to the Consolidated Financial

Statements included in Part IV of this Annual Report on Form 10-K.

Significant management judgment is required in determining the provision for income taxes, the deferred tax assets and liabilities and any valuation allowance recorded against deferred tax assets. The net deferred tax assets as of December 31, 2010 and December 31, 2009 were $11,727,000 and $9,389,000, respectively, net of valuation allowances of $937,000 (related to discontinued operations) for fiscal 2010 and $560,000 ($121,000 for continuing operations and $439,000 for discontinued operations) for 2009. The carrying value of the Company's net deferred tax assets assumes that the Company will be able to generate sufficient future taxable income in certain tax jurisdictions. Valuation allowances are attributable to uncertainties related to the Company's ability to utilize certain deferred tax assets prior to expiration. These deferred tax assets primarily consist of the state tax expense on certain expenses and loss carryforwards. The valuation allowance is based on estimates of taxable income, expenses and credits by the jurisdictions in which the Company operates and the period over which deferred tax assets will be recoverable. In the event that actual results differ from these estimates or these estimates are adjusted in future periods, the Company may need to establish an additional valuation allowance that could materially impact its consolidated financial position and results of operations. Each quarter, management evaluates the ability to realize the deferred tax assets and assesses the need for additional valuation allowances.

Legal Contingencies

The Company is currently involved in certain legal proceedings. As discussed in Note 13 in the Notes to the Consolidated Financial Statements included in Part IV to this Annual Report on Form 10-K, the Company has accrued an estimate of the probable costs for the resolution of these claims. This estimate has been developed after investigation and is based upon an analysis of potential results, including a combination of litigation and settlement strategies. Management does not believe these proceedings will have a further material adverse effect on the Company's consolidated financial position. As with litigation, generally the outcome is inherently uncertain. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in these assumptions, or the effectiveness of these strategies, related to these proceedings.

Goodwill

The Company has allocated its adjusted goodwill balance to its reporting units. The Company tests goodwill for impairment annually at fiscal year-end and in interim periods if certain events occur indicating that the carrying value of goodwill may be impaired, such as a significant adverse change in business climate, an adverse action or assessment by a regulator or the decision to sell a business, that would make it more likely than not that an impairment may have occurred. The goodwill impairment test is a two-step process. The first step of the impairment analysis compares the fair value to the net book value. In determining fair value, the accounting guidance allows for the use of several valuation methodologies, although it indicates that quoted market prices are the best evidence of fair value. The Company uses a combination of expected present values of future cash flows and comparative market multiples. It has also performed a review of market capitalization with estimated control premiums at December 31, 2010. If the fair value of a reporting unit is less than its net book value, the Company would perform a second step in its analysis, which compares the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, the Company recognizes an impairment loss equal to that excess amount. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units and determining the fair value of each reporting unit. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount and growth rates, operating margins and working capital requirements, selecting comparable companies within each reporting unit and market and determining control premiums. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

The assumptions about future cash flows and growth rates are based on the budget and long-term business plans of each reporting unit. Such assumptions take into account numerous factors including but not limited to historical experience, anticipated economic conditions, new product introductions, product cost and cost structure of each reporting unit. The growth rates assumptions were generally lower than those utilized in prior year forecasted periods, except in certain circumstances where operational strategies support otherwise. Based upon the Company's annual assessment using the assumptions described above, a hypothetical 20% reduction in the estimated fair value in each reporting unit would not result in an impairment charge.

The Company has performed sensitivity analysis to illustrate the impact of changes in assumptions underlying the first step of the impairment test. Based upon the Company's annual assessment:

- a one percentage point decrease in the perpetual growth rate would reduce the indicated fair value of each reporting unit by a range of approximately 2% to 5% and would not result in an impairment of any reporting unit;

- a three percentage point decrease in the operating margin (operating income before tax) would reduce the indicated fair value of each reporting unit by a range of approximately 10% to 21% and would not result in an impairment of any reporting unit; or

- a one percentage point increase in the discount rate would reduce the indicated fair value of each reporting unit by a range of approximately 5% to 6% and would not result in an impairment of any reporting unit.

There were no impairment charges in 2010, 2009 or 2008. Goodwill totaled $22,756,000 and $22,769,000 as of December 31, 2010 and December 31, 2009 (representing 22% and 23% of total assets), respectively. For 2010 and 2009, there were four reporting units identified for impairment testing. Those units are SLPE, MTE, Teal and RFL.

Impairment Of Long-Lived And Intangible Assets

The Company's long-lived and intangible assets primarily consist of fixed assets, goodwill and other intangible assets. The Company periodically reviews the carrying value of its long-lived assets held and used, other than goodwill and intangible assets with indefinite lives, and assets to be disposed of whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. The Company assesses the recoverability of the asset by estimated cash flows and at times by independent appraisals. It compares estimated cash flows expected to be generated from the related assets, or the appraised value of the asset, to the carrying amounts to determine whether impairment has occurred. If the estimate of cash flows expected to be generated changes in the future, the Company may be required to record impairment charges that were not previously recorded for these assets. If the carrying value of a long-lived asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. Asset impairment evaluations are by nature highly subjective. The Company recorded asset impairment charges of approximately $77,000, net of tax, related to properties it owns in Camden, New Jersey and Pennsauken, New Jersey. These charges were recorded as part of discontinued operations in the second quarter of 2008.

Environmental Expenditures

The Company is subject to United States, Mexican, Chinese and United Kingdom environmental laws and regulations concerning emissions to the air, discharges to surface and subsurface waters, and generation, handling, storage, transportation, treatment and disposal of waste materials. The Company is also subject to other federal, state and local environmental laws and regulations, including those that require it to remediate or mitigate the effects of the disposal or release of certain chemical substances at various sites, including some where the Company has ceased operations. It is impossible to predict precisely what effect these laws and regulations will have in the future.

Expenditures that relate to current operations are charged to expense or capitalized, as appropriate. Expenditures that relate to an existing condition caused by formerly owned operations are expensed and recorded as part of discontinued operations. Expenditures include costs of remediation and legal fees to defend against claims for environmental liability. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated. The liability for remediation expenditures includes, as appropriate, elements of costs such as site investigations, consultants' fees, feasibility studies, outside contractor expenses and monitoring expenses. Estimates are not discounted and they are not reduced by potential claims for recovery from insurance carriers. The liability is periodically reviewed and adjusted to reflect current remediation progress, prospective estimates of required activity and other relevant factors, including changes in technology or regulations. During 2010, the Company recorded additional reserves of $7,776,000 and $1,273,000 related to environmental matters at its Pennsauken, New Jersey and Camden, New Jersey sites, respectively. For additional information related to environmental matters, see Note 13 in the Notes to Consolidated Financial Statements included in Part IV of this Annual Report on Form 10-K.

The above listing is not intended to be a comprehensive list of all of the Company's accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP with no need for management's judgment in its application. There are also areas in which management's judgment in selecting any available alternatives would not produce a materially different result. For a discussion of accounting policies and other disclosures required by GAAP, see the Company's audited Consolidated Financial Statements and Notes thereto included in Part IV of this Annual Report on Form 10-K.

Liquidity And Capital Resources

	December 31, 2010	December 31, 2009	$ Variance	% Variance
		(in thousands)		
Cash and cash equivalents	$ 1,374	$ 9,967	$ (8,593)	(86%)
Bank debt	$ 9,800	$ -	$ 9,800	-
Working capital	$ 20,121	$ 35,064	$ (14,943)	(43%)
Shareholders' equity	$ 47,249	$ 69,100	$ (21,851)	(32%)

The Company's liquidity needs have related to, and are expected to continue to relate to, capital investments, product development costs, acquisitions, working capital requirements, and certain environmental and legal remediation costs. The Company has met its liquidity needs primarily through cash generated from operations and, to a lesser extent, through bank borrowings. The Company believes that cash provided from operating activities and funding available under a credit facility will be adequate to service debt and meet working capital needs, capital investment requirements, and product development requirements for the next twelve months. The Company expects to negotiate a new long-term debt agreement before the expiration date of the 2008 Credit Facility.

At December 31, 2010, the Company reported cash and cash equivalents of $1,374,000 compared to $9,967,000 as of December 31, 2009. Cash and cash equivalents decreased in 2010 primarily due to $14,892,000 of cash used in financing activities and $1,648,000 cash used in investing activities, which was partially offset by $9,314,000 of cash provided by operating activities from continuing operations. The decrease in cash in 2010 was also due to $1,496,000 of cash used in operating activities from discontinued operations.

During 2010, net cash provided by continuing operating activities was $9,314,000, as compared to net cash provided by continuing operating activities of $11,896,000 during fiscal 2009. The primary sources of cash provided by continuing operating activities for 2010 were income from continuing operations of $9,782,000, increases in accounts payable of $4,681,000, an increase in other accrued liabilities of $2,126,000, a net increase in deferred and accrued income taxes of $1,875,000, and the add-back of depreciation and amortization expense of $3,026,000. The largest increase in accounts payable occurred at SLPE of $2,842,000 due to increased inventory purchases to meet customer demand and extended payment terms to suppliers. These sources and add-backs were partially offset by an increase in accounts receivable of $8,299,000 and an increase in inventory of $3,250,000. The largest increase in accounts receivable occurred at SLPE where strong sales continued into the fourth quarter and accounted for an increase of $4,879,000, while Teal's increase was $2,325,000 and MTE's was $1,225,000. The largest increase in inventory occurred at SLPE to meet the increase in demand from customers. During fiscal 2009, net cash provided by continuing operating activities was $11,896,000. The primary sources of cash provided by continuing operating activities for 2009 were income from continuing operations of $3,564,000, collections of accounts receivable of $3,087,000, a decrease in inventory of $2,762,000, and the add-back of depreciation and amortization expense of $3,395,000. These sources of cash and add-backs were partially offset by a decrease in other accrued liabilities of $1,676,000 and payments of $740,000 under deferred compensation supplemental retirement programs.

During 2010, the net cash used in investing activities was $1,648,000, as compared to net cash used in investing activities of $948,000 during fiscal 2009. Cash used in investing activities during 2010 was for the purchases of property, plant and equipment of $1,416,000 and for the purchase of other assets of $232,000. The purchase of property, plant and equipment was primarily related to a down payment on land rights in China and the purchases of machinery, computer hardware and demonstration equipment. The purchase of other assets was primarily related to the purchase of software. Cash used in investing activities during 2009 was for the purchases of property, plant and equipment of $838,000 and the purchase of other assets of $110,000. The purchase of property, plant and equipment was primarily related to a building expansion in Matamoros, Mexico for SL-MTI. Cash was also used for the purchase of machinery, computer hardware, and demonstration equipment. The purchase of other assets was primarily related to the purchase of software.

During 2010, the net cash used in financing activities was $14,892,000, as compared to net cash provided by financing activities of $824,000 during fiscal 2009. Cash used in financing activities during 2010 were payments of $19,451,000 for the retirement of common stock, $10,000,000 in payments to the revolving credit facility, and $5,957,000 in net treasury stock purchases. Cash used in financing activities was partially offset by $19,800,000 of borrowings from the 2008 Credit Facility and $754,000 of proceeds from stock option exercises. The $19,800,000 of borrowings from the 2008 Credit Facility was primarily used to finance the retirement of common stock in connection with the Tender Offer in October 2010 and to finance the purchase of all Company shares held by the Company's defined contribution plan during the fourth quarter of 2010. These borrowings were partially offset by payments made against the 2008 Credit Facility mentioned above. During 2009, net cash provided by financing activities was $824,000, which was related to treasury stock activity, partially offset by the payment related to financing costs.

Pursuant to the Tender Offer announced on September 14, 2010, which expired on October 13, 2010, the Company purchased 1,334,824 shares of Company common stock for an aggregate purchase price of $19,355,000, excluding transaction costs of $96,000. The Company paid for the tendered shares with available cash and $7,500,000 in borrowings from its 2008 Credit Facility.

During the fourth quarter of 2010, in response to the diversification requirements in the Pension Protection Act of 2006 for defined contribution plans holding publicly traded employer securities, the Company purchased all Company shares held by its defined contribution plan. As a result, the Company purchased 252,064 shares of Company common stock at an average cost of $17.45 per share, at a total cost of $4,399,000.

On October 23, 2008, the Company entered into the 2008 Credit Facility, with Bank of America, individually, as agent, issuer and a lender thereunder, and the other financial institutions party thereto. The 2008 Credit Facility originally provided for maximum borrowings of $60,000,000. During the second quarter of 2009, the Company entered into the First Amendment which, among other things, waived compliance with the interest coverage financial covenant in the second quarter 2009 and reset the covenant terms for the third quarter 2009. The First Amendment also reduced the maximum credit line to $40,000,000. In consideration for these waivers and amendments, the Company agreed to pay the lenders $250,000, which was remitted in the third quarter of 2009 and is being amortized over the remaining life of the 2008 Credit Facility.

On November 19, 2010, the Company entered into the Second Amendment to the 2008 Credit Facility. The Second Amendment, among other things, (a) amends certain terms of the 2008 Credit Facility in order to permit the Company to issue one or more dividends and/or purchase its registered capital stock then issued and outstanding in an amount not in excess, in the aggregate, of Thirteen Million Dollars ($13,000,000) prior to the maturity date of the 2008 Credit Facility; (b) removes the Ten Million Dollar ($10,000,000) maximum for environmental liabilities; and (c) amends the definitions of EBIT and EBITDA to include the add-back of non-cash charges with respect to liabilities arising under Environmental Laws and to reduce EBIT and EBITDA by the amount of the related cash payments related thereto. In consideration for these amendments, the Company agreed to pay the lenders $50,000, which was remitted in the fourth quarter of 2010 and is being amortized over the remaining life of the 2008 Credit Facility.

As of December 31, 2010, the Company had an outstanding balance under the 2008 Credit Facility of $9,800,000, which bore interest at the LIBOR rate of 2.01%, and was included in short-term borrowings in the accompanying consolidated balance sheets since the facility expires in October 2011. In 2010 the Company maintained an average debt outstanding of $1,478,000. The weighted average interest rate on borrowings was 2.06% during 2010. As of December 31, 2010, the Company had a total availability under the 2008 Credit Facility of $29,700,000. As of December 31, 2009, the Company had no outstanding balance under the 2008 Credit Facility. The Company expects to negotiate a new long-term debt agreement before the expiration date of the 2008 Credit Facility. Additional information with respect to the 2008 Credit Facility is found in Note 9 in the Notes to the Consolidated Financial Statements included in Part IV to this Annual Report on Form 10-K.

The Company's current ratio was 1.49 to 1 at December 31, 2010 and 2.68 to 1 at December 31, 2009. Current assets increased by $5,176,000 from December 31, 2009, while current liabilities increased by $20,119,000 during the same period.

Capital expenditures were $1,416,000 in 2010, which represents an increase of $578,000, or 69%, from the capital expenditure levels of the comparable period in 2009. Capital expenditures in 2010 were attributable to a down payment on land rights in China and the purchases of machinery, computer hardware and demonstration equipment. Capital expenditures of $838,000 were made in 2009. These expenditures primarily related to a plant expansion, as mentioned above, machinery, and computer hardware, and demonstration equipment. In 2011, the Company anticipates spending approximately $6,690,000 on property, plant and equipment, used primarily to upgrade production capabilities, upgrade technology, and relocate a manufacturing facility.

With the exception of the segment reported as "Other" (which consists primarily of corporate office expenses, financing activities, public reporting costs and costs not specifically allocated to the reportable business segments), all of the Company's operating segments recorded income from operations in 2010 and 2009.

Contractual Obligations

The following is a summary of the Company's contractual obligations at December 31, 2010 for the periods indicated:

	Less Than 1 Year	1 to 3 Years	4 to 5 Years	After 5 Years	Total
			(in thousands)		
Operating Leases	$ 1,594	$ 2,744	$ 994	$ 1,317	$ 6,649
Debt [(1)]	9,964	-	-	-	9,964
Capital Leases	-	-	-	-	-
Other Obligations	-	-	-	-	-
	$ 11,558	$ 2,744	$ 994	$ 1,317	$ 16,613

(1) Includes interest payments through maturity of $164,000.

The table above excludes the Company's gross liability for uncertain tax positions, including accrued interest and penalties, which totaled $301,000 as of December 31, 2010, since the Company cannot predict with reasonable reliability the timing or certainty of cash settlements to the respective taxing authorities.

Off-Balance Sheet Arrangements

It is not the Company's usual business practice to enter into off-balance sheet arrangements such as guarantees on loans and financial commitments, indemnification arrangements and retained interests in assets transferred to an unconsolidated entity for securitization purposes. Consequently, the Company has no off-balance sheet arrangements, except for operating lease commitments disclosed in the table above, which have, or are reasonably likely to have, a material current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. In an attempt to stabilize copper costs, the Company entered into purchase agreements for copper during 2010 and again during the first quarter of 2011. As of December 31, 2010, no purchase commitments for copper were greater than six months.

RESULTS OF OPERATIONS

Year Ended December 31, 2010 Compared With Year Ended December 31, 2009

	Years Ended December 31,			
	2010	2009	$ Variance	% Variance
Net sales	(in thousands)			
Power Electronics Group:				
SLPE	$ 79,615	$ 53,464	$ 26,151	49%
High Power Group	56,494	44,865	11,629	26%
Total	136,109	98,329	37,780	38%
SL-MTI	31,261	28,277	2,984	11%
RFL	22,398	20,945	1,453	7%
Total	$ 189,768	$ 147,551	$ 42,217	29%

	Years Ended December 31,			
	2010	2009	$ Variance	% Variance
Income from operations	(in thousands)			
Power Electronics Group:				
SLPE	$ 6,389	$ 735	$ 5,654	769%
High Power Group	5,418	3,194	2,224	70%
Total	11,807	3,929	7,878	201%
SL-MTI	4,801	4,426	375	8%
RFL	2,990	1,919	1,071	56%
Other	(6,350)	(5,185)	(1,165)	(22%)
Total	$ 13,248	$ 5,089	$ 8,159	160%

During 2010, consolidated net sales increased by $42,217,000, or 29%. When compared to 2009, net sales of the Power Electronics Group increased by $37,780,000, or 38%; net sales of SL-MTI increased by $2,984,000, or 11%; and net sales of RFL increased by $1,453,000, or 7%.

In 2010, the Company's income from operations was $13,248,000, compared to $5,089,000 in 2009, representing an increase of $8,159,000, or 160%. Income from operations was 7% of sales compared to income from operations of 3% in 2009. All of the Company's operating entities recorded income from operations in 2010 and 2009.

Income from continuing operations in 2010 was $9,782,000, or $1.68 per diluted share, compared to income from continuing operations in 2009 of $3,564,000, or $0.59 per diluted share. Income from continuing operations was approximately 5% of net sales in 2010, compared to income from continuing operations of 2% of net sales in 2009. In 2010 and 2009, income from continuing operations benefited from research and development tax credits by approximately $667,000 and $611,000, or $0.11 and $0.10 per diluted share, respectively. Also, restructuring costs in 2009 of $690,000 had a negative impact of approximately $0.08 per diluted share.

The Company's business segments and the components of operating expenses are discussed in the following sections.

SLPE

SLPE recorded net sales of $79,615,000, or 42% of consolidated net sales in 2010, compared to $53,464,000, or 36% of consolidated net sales in 2009. At SLPE, the net sales of its medical equipment product line increased by $17,867,000, or 57%. Sales of the industrial product line increased by $4,728,000, or 59%, while sales of the data communications product line increased by $1,970,000, or 14%. The increase in sales of the medical equipment product line and the data communications product line was due primarily to weak market demand in these segments in 2009. The increase in the medical equipment product line was also due to a large customer order in the U.S. in 2010. The increase in sales of the industrial product line is the result of increased orders from distributors during 2010 due to weak market demand in 2009. Returns and distributor credits also affected net sales, which represented approximately 2% of gross sales in 2010 and 2009, respectively. Domestic sales increased by 44% and international sales increased by 69% during 2010.

SLPE reported income from operations of $6,389,000 in 2010, compared to income from operations of $735,000 in 2009. Income from operations increased in 2010 due to an increase in sales and a decrease in operating expenses as a percentage of net sales. Operating costs decreased by approximately 6% (excluding restructuring costs) as a percentage of net sales during 2010 due primarily to decreases in SG&A and engineering and product development costs as a percentage of net sales. SLPE's cost of products sold was approximately 69% as a percentage of net sales during 2010 and 2009, respectively.

High Power Group

The High Power Group reported net sales of $56,494,000, or 30% of consolidated net sales in 2010, compared to $44,865,000, or 31% of consolidated net sales in 2009. The increase in net sales during 2010 was due to an increase in sales at Teal of $4,402,000, or 16%, and an increase in sales at MTE of $7,227,000, or 42%.

Teal's sales increase is attributable to an increase in sales to medical imaging equipment manufacturers of $3,065,000, the semi-conductor market of $1,928,000, and other product lines of $190,000, partially offset by a decrease in sales to the military and aerospace industries of $781,000. Sales to medical imaging equipment manufacturers increased as customers replenished their low inventory levels carried in 2009. Teal's sales to the semi-conductor market increased primarily due to the low level of sales in 2009 attributable to the global economic downturn. The semi-conductor market has experienced increased activity in 2010 and is almost entirely driven by international sales. Other product lines net sales increased primarily due to an increase in repair and maintenance activities. Sales to military and aerospace customers decreased during 2010 as the first two quarters of 2009 were large shipment quarters. Domestic sales increased by 11% and international sales increased by 73% during 2010.

MTE's sales increase is primarily attributable to an increase in sales to both OEMs and distributors, which have increased sharply from last year when MTE's products were in decline as a result of the global economic downturn. Domestic sales increased 27%, while international sales increased 116%. The increase in domestic sales is due to an across the board increase in all of MTE's markets. The increase in international sales is due to an increase in project based sales to South America in the oil and gas markets and Asian customers involved in infrastructure projects.

The High Power Group reported income from operations of $5,418,000 in 2010, which represented an increase of 70% from 2009. The increase in income from operations during 2010 was due to an increase at Teal of $620,000 and an increase at MTE of $1,604,000. The increase in the High Power Group's income from operations is due to an increase in sales coupled with a decrease in operating expenses as a percentage of net sales. Operating costs decreased by approximately 3% (excluding restructuring costs) as a percentage of net sales during 2010 due primarily to decreases in SG&A and engineering and product development costs as a percentage of net sales. The increase in net sales and the decrease in operating expenses were partially offset by approximately a 1% increase in cost of products sold as a percentage of net sales during 2010.

SL-MTI

SL-MTI recorded net sales of $31,261,000, or 16% of consolidated net sales in 2010, compared to $28,277,000, or 19% of consolidated net sales in 2009. Sales to customers in the defense and commercial aerospace industries increased by $2,044,000. Sales of medical products and commercial products increased by $202,000 and $738,000, respectively. Domestic sales increased by 5% and international sales increased by 31% during 2010. The increase in international sales was primarily related to a new large customer order in Europe and increased sales to Canada in 2010.

SL-MTI reported income from operations of $4,801,000 in 2010, which represented an increase of 8% from 2009. The increase in income from operations during 2010 was due to an increase in sales coupled with a 1% decrease in engineering and product developments costs as a percentage of sales, partially offset by a 1% increase in cost of sales as a percentage of sales.

RFL

RFL recorded net sales of $22,398,000, or 12% of consolidated net sales in 2010, compared to $20,945,000, or 14% of consolidated net sales in 2009. Sales of RFL's communications products increased by $1,149,000, or 13% and sales of protection products increased by $261,000, or 2%. The increase in sales in the communications product line was primarily due to increased sales related to multiplexer products and higher volume of replacement orders. The increase in protection products is primarily related to a large customer upgrade project during 2010. Customer service sales remained relatively flat. Domestic sales increased by $697,000, or 4%, while international sales increased by $756,000, or 19%.

RFL reported income from operations of $2,990,000 in 2010, which represented an increase of 56% from 2009. Income from operations increased in 2010 due to an increase in sales and a decrease in cost of sales and operating expenses as a percentage of net sales. Cost of sales as a percentage of net sales decreased by approximately 3% in 2010. Operating expenses as a percentage of net sales decreased by approximately 1% due to a decrease in in SG&A and engineering and product development costs as a percentage of net sales.

Cost Of Products Sold

As a percentage of net sales, cost of products sold was approximately 68% and 67% during 2010 and 2009, respectively. The cost of products sold percentage remained relatively flat on a net sales increase of 29%. The High Power Group and SL-MTI recorded increases in their cost of products sold as a percentage of net sales of approximately 1%. RFL recorded a decrease of approximately 3%. SLPE's cost of products sold was flat as a percentage of net sales between periods. The High Power Group had an increase in its cost of products sold percentage due primarily to sales mix and higher commodity prices, in particular copper. SL-MTI had a slightly higher percentage of cost of products sold due mainly to product mix. RFL's decrease in the percentage of cost of products sold was due to a favorable sales mix and lean initiatives which began in 2009.

Engineering And Product Development Expenses

Engineering and product development expenses were approximately 7% of net sales in 2010, compared to 8% in 2009. All of the Company's operating entities recorded decreases in engineering and product development expenses as a percentage of net sales during 2010, including a 2% decrease at SLPE, a 1% decrease at the High Power Group, a 1% decrease at SL-MTI, and a 1% decrease at RFL. The decrease in engineering and product developments costs as a percentage of net sales was primarily due to an increase in funding of customer projects during 2010 while maintaining a consistent employee headcount between periods. The decrease as a percentage of sales was also due to a 29% increase in sales while product development costs increased by only 9% during 2010.

Selling, General And Administrative Expenses

Selling, general and administrative expenses were approximately 17% of net sales for 2010 and 19% of net sales for 2009. Selling, general and administrative expenses increased by $4,749,000, or 17%, on a 29% increase in sales. SLPE's expenses increased by $2,010,000, compared to 2009, due to an increase in sales related costs, higher travel cost, stock option expense and business taxes with respect to the China manufacturing operations. The High Power Group recorded an increase in selling, general and administrative expenses of $820,000, due to the addition of employees, recruiting fees, increased commissions and bonuses due to the higher sales level. SL-MTI increased by $345,000, primarily related to increased commissions and bonuses due to the higher sales volumes. RFL's expenses increased by $336,000, primarily related to increased bonus, benefits, and consulting expenses which were partially offset by decreased commissions expense. Corporate and Other expenses increased by $1,165,000, or 22%, primarily due to higher legal fees and severance costs for two former executives, which were partially offset by a decrease in consulting fees.

Depreciation And Amortization Expenses
Depreciation and amortization expenses were approximately 2% of net sales in 2010 and in 2009, respectively.

Restructuring Costs
In 2009 the Company incurred a restructuring charge of $690,000, which was recorded at SLPE and MTE. These charges primarily related to costs associated to reduce workforce levels. The costs represented actions taken in 2009 to align SLPE's cost structure in response to a further reduction in business levels. Workforce reductions in 2009 principally affected personnel in Mexico, but also impacted operations in China and the United States. There were no restructuring charges or payments made in 2010.

Amortization Of Deferred Financing Costs
In connection with entering into the 2008 Credit Facility, the Company incurred costs of approximately $558,000. These costs have been deferred and are being amortized over the term of the 2008 Credit Facility in accordance with the guidance provided by ASC 470-50 "Debt – Modification and Extinguishments." During the third quarter of 2009, the 2008 Credit Facility was reset and amended. The Company paid a one-time fee of $250,000 in consideration for these waivers and amendments. This cost has been deferred and is being amortized over the remaining life of the 2008 Credit Facility. During the fourth quarter of 2010, the Company paid a one-time fee of $50,000 as it entered into a Second Amendment to the 2008 Credit Facility. This cost has been deferred and is being amortized over the remaining life of the 2008 Credit Facility. The term of the 2008 Credit Facility expires in October 2011.

Fire Related Loss, Net
On March 24, 2010, the Company sustained fire damage at its leased manufacturing facility in Mexicali, Mexico. This facility manufactures products for both SLPE and MTE. The fire was contained to an area that manufactures MTE products. The Company is fully insured for the replacement of the assets damaged in the fire and for the loss of profits due to business interruption and changed conditions caused by the fire. The Company's fire related loss includes the destruction of property and equipment, damaged inventory, cleanup costs and increased operating expenses incurred as a result of the fire. The Company's insurance recovery represents indemnification for all of these costs, net of applicable adjustments and deductibles. During 2010, the Company recorded an estimated loss related to the fire of $109,000.

In February 2011, the Company submitted $952,000 in claims related to the loss. In July 2010, the Company received a $200,000 advance from its carrier related to the fire loss. Any additional gains, losses and recoveries will be recognized in subsequent periods as amounts are determined and finalized with the Company's insurance carriers.

Interest Income And Interest Expense
In 2010, interest income was $2,000, compared to $8,000 in 2009. Interest expense in 2010 was $86,000, compared to $63,000 in 2009. The increase in interest expense was primarily due to $7,500,000 of borrowings incurred during October 2010 to pay for the Tender Offer and $3,000,000 of borrowings incurred during December 2010 to pay for the repurchase of Company shares held by the Company's defined contribution plan. The Company maintained no outstanding bank debt in 2009.

Taxes (Continuing Operations)
The effective tax rate for 2010 was approximately 24%. In 2009, the effective tax rate was 24%. The rates for both periods reflect the statutory rate after adjustments for state and international tax provisions, offset by the recording of benefits from research and development tax credits and the recognition of a previously unrecognized tax position. The benefit rate related to the research and development tax credits was 5% for 2010 and 13% for 2009.

Discontinued Operations
During 2010, the Company recorded a loss from discontinued operations, net of tax, of $7,226,000, compared to $628,000, net of tax, in 2009. These charges related to ongoing environmental remediation and legal costs primarily related to the Pennsauken Site and Camden Site. During the fourth quarter of 2010, the Company increased the reserves at its Pennsauken Site by $5,132,000, net of tax, to provide for additional anticipated environmental remediation costs. During the second quarter of 2010, the Company increased the reserves at its Camden Site by $784,000, net of tax, to provide for additional anticipated environmental remediation costs. For a discussion of potential environmental liabilities, see "Item 3. Legal Proceedings" included in Part I of this Annual Report on Form 10-K.

Net Income
Net income was $2,556,000, or $0.44 per diluted share, for 2010 compared to $2,936,000, or $0.49 per diluted share, for 2009. The weighted average number of shares used in the diluted earnings per share computation were 5,811,000 and 6,015,000 for 2010 and 2009, respectively.

Year Ended December 31, 2009 Compared With Year Ended December 31, 2008

	Years Ended December 31,			
	2009	2008	$ Variance	% Variance
Net sales	(in thousands)			
Power Electronics Group:				
SLPE	$ 53,464	$ 72,811	$ (19,347)	(27%)
High Power Group	44,865	60,462	(15,597)	(26%)
Total	98,329	133,273	(34,944)	(26%)
SL-MTI	28,277	28,647	(370)	(1%)
RFL	20,945	24,034	(3,089)	(13%)
Total	$ 147,551	$ 185,954	$ (38,403)	(21%)

	Years Ended December 31,			
	2009	2008	$ Variance	% Variance
Income from operations	(in thousands)			
Power Electronics Group:				
SLPE	$ 735	$ 315	$ 420	133%
High Power Group	3,194	4,868	(1,674)	(34%)
Total	3,929	5,183	(1,254)	(24%)
SL-MTI	4,426	3,892	534	14%
RFL	1,919	2,379	(460)	(19%)
Other	(5,185)	(4,141)	(1,044)	(25%)
Total	$ 5,089	$ 7,313	$ (2,224)	(30%)

Consolidated net sales for 2009 decreased by $38,403,000, or 21%. When compared to 2008, net sales of the Power Electronics Group decreased by $34,944,000, or 26%; net sales of SL-MTI decreased by $370,000, or 1%; and net sales of RFL decreased by $3,089,000, or 13%.

In 2009, the Company's income from operations was $5,089,000, compared to $7,313,000 in 2008, representing a decrease of $2,224,000, or 30%. All of the Company's operating business segments recorded income from operations in each of 2009 and 2008.

Income from continuing operations in 2009 was $3,564,000, or $0.59 per diluted share, compared to income from continuing operations in 2008 of $4,636,000, or $0.78 per diluted share. In 2009 and 2008, income from continuing operations benefited from research and development tax credits by approximately $611,000 and $351,000, or $0.10 and $0.06 per diluted share, respectively. Also, the restructuring costs in 2009 and 2008 of $690,000 and $677,000, respectively, had a negative impact of approximately $0.08 per diluted share, for each of 2009 and 2008. The Company's business segments and the components of operating expenses are discussed in the following sections.

SLPE

For 2009, SLPE recorded net sales of $53,464,000, or 36% of consolidated net sales, compared to $72,811,000, or 39% of consolidated net sales in 2008. At SLPE, the net sales of its medical equipment product line decreased by $9,759,000, or 24%. Sales of the industrial product line decreased by $4,199,000, or 34%, while sales of the data communications product line decreased by $5,086,000, or 27%. The decrease in sales in the medical equipment product line is due to the uncertainty related to pending healthcare legislation and the overall economic slowdown. The decrease in the data communications product line was due to continued weak market demand in this segment. The decrease in sales of the industrial product line was caused by decreased orders from distributors, who have maintained lower inventory levels due to lower economic activity. The amount of returns and distributor credits decreased to approximately 2% of gross sales in 2009, compared to 3% in 2008. Domestic sales decreased by approximately 31%, while international sales decreased by approximately 5% in 2009. SLPE reported income from operations of $735,000 in 2009, which represented an increase of 133% from 2008. Compared to 2008, SLPE's cost of products sold percentage decreased by 3% and operating costs decreased by $4,439,000 (excluding restructuring costs). This decrease in operating costs is related to reduced sales and cost savings initiatives implemented during the second half of 2008 and the second quarter of 2009.

High Power Group

In 2009, the High Power Group reported net sales of $44,865,000, or 31% of consolidated net sales, compared to $60,462,000, or 33% of consolidated net sales, in 2008. The High Power Group recorded an overall decrease in net sales of $15,597,000, or 26%, in 2009. Income from operations was $3,194,000, compared to $4,868,000 in 2008, or a decrease of 34%. Teal, which is part of the High Power Group, recorded a net sales decrease of $10,025,000, or 27%, while MTE recorded a sales decrease of $5,572,000, or 24%. Teal's sales decrease is attributable to a decrease in demand from medical imaging equipment manufacturers in the amount of $9,192,000, or 28%. Teal's sales to semiconductor manufacturers decreased by $1,301,000, or 66%. These decreases were partially offset by increases in the military, aerospace and other product lines, which grew by $468,000, or 17%, in 2009. MTE's sales decreased by $5,572,000, or 24%. Sales to both OEMs and distributors declined sharply from last year as a result of the global economic downturn. Domestic sales decreased by 21%, while international sales decreased by 38%. Teal's income from operations decreased by $1,396,000, or 31%, due to the decrease in sales. MTE's income from operations decreased by $278,000, or 70%, due to decreased sales.

SL-MTI

In 2009, SL-MTI reported net sales of $28,277,000, or 19% of consolidated net sales, compared to $28,647,000, or 15% of consolidated net sales in 2008. In 2009, SL-MTI's net sales decreased approximately $370,000, or 1%, while income from operations increased by $534,000, or 14%, compared to 2008. Sales to customers in the defense industry increased by $2,055,000, primarily to international customers. Sales to the aerospace industry decreased by $1,403,000 due to decreased demand and delayed new programs. Sales of medical products and commercial products decreased by $377,000 and $645,000, respectively. SL-MTI's cost of products sold percentage decreased by 4% in 2009, compared to 2008. This improvement was due to greater productivity at its facilities as a result of lean initiatives, lower scrap and rework costs and improved raw materials sourcing.

RFL

In 2009, RFL reported net sales of $20,945,000, or 14% of consolidated net sales, compared to $24,034,000, or 13% of consolidated net sales in 2008. In 2009, RFL's net sales decreased approximately $3,089,000, or 13%, while income from operations decreased by approximately $460,000, or 19%, compared to 2008. Sales of protection products decreased by $2,457,000, or 18%. This decrease was primarily related to lower demand from utility customers, particularly for teleprotection equipment both in the domestic and international markets. Sales of carrier communications products decreased by $500,000, or 5%, due to a decline in sales related to multiplexer products and fewer maintenance orders. RFL's customer service sales also decreased by $132,000, or 13%. Domestic sales decreased by 6% in 2009. Export sales decreased by 33%. In 2008 RFL delivered a relatively large international order, which affected the comparison to 2009. The decrease in income from operations is related to lower sales volume.

Cost Of Products Sold

Although sales decreased 21%, cost of products sold as a percentage of net sales, was approximately 67% in 2009, compared to 70% in 2008. SLPE's cost of products sold percentage decreased by approximately 3% in 2009, compared to 2008. The High Power Group also recorded a 3% decrease and SL-MTI experienced a 4% decrease in their respective cost of products sold percentage. Overall, some of the more significant contributing factors to the improved cost of products sold percentage were (1) cost containment programs initiated in the second half of fiscal 2008 and in the second quarter of 2009, which included direct and indirect labor reductions, (2) lean manufacturing initiatives implemented throughout the Company's facilities, (3) reduced commodity prices in 2009, compared to 2008, (4) favorable currency rates in both China and Mexico, (5) accelerated production transfers to Mexico from the United States, (6) reduced overhead expenses and scrap expenses, and (7) reduced returns and discounts. Also, in 2008, SLPE recorded an inventory reserve of $492,000 with respect to a discontinued product, which negatively affected the cost of products sold percentage. The decrease of the High Power Group cost of products sold percentage was primarily attributable to MTE, which decreased these costs by 4%. In 2008, MTE experienced significantly higher commodity prices, freight charges, inventory adjustments and incremental costs associated with moving facilities.

Engineering And Product Development Expenses

As a percentage of net sales, engineering and product development expenses were approximately 8% in 2009 and 2008. Engineering and product development expenses decreased by approximately $2,397,000, or 17%, in 2009. This decrease is primarily attributable to a decrease at SLPE of $1,953,000, or 27%, which reduced staff in the process of consolidating two design centers in the fourth quarter of 2008, and otherwise lowered facility costs. SLPE also incurred lower consulting and agency fees and received greater non-recurring engineering fees for new OEM programs. The High Power Group experienced a decrease of $522,000, or 16%, primarily due to reductions at MTE in payroll, consulting expenses and travel. SL-MTI reported an increase of $348,000, or 22%, in 2009 due to the increased number of engineering jobs and less customer funding. RFL reported a decrease of $270,000, or 15%.

Selling, General And Administrative Expenses

Selling, general and administrative expenses were approximately 19% of net sales for 2009 and 17% of net sales for 2008. These expenses decreased by $2,797,000, or 9%, while sales decreased 21% from prior year. SLPE recorded a $2,314,000, or 22%, decrease in selling, general and administrative costs on a sales decrease of 27%. The decrease was primarily due to the restructuring initiatives instituted in the latter part of fiscal 2008 and in 2009, which reduced administrative staffing levels, commissions and professional and consulting fees. The High Power Group recorded a decrease in selling, general and administrative expenses of $696,000, primarily related to reduced administrative personnel, lower commissions, recruiting expenses and travel and marketing costs. SL-MTI's selling, general and administrative expenses remained relatively constant. RFL's expenses decreased by $824,000, or 12%, primarily attributable to lower sales costs. Corporate and Other expenses increased by $1,044,000, or 25%, primarily due to increases in non-cash stock-based compensation expense, which accounted for $556,000 of the increase (compared to a benefit recorded in 2008). There were also increases in bank fees, internal control compliance costs and professional expenses. In addition, in 2009, the Company recorded a smaller benefit related to its insurance premiums than the benefit recorded in 2008.

Depreciation And Amortization Expenses

Depreciation and amortization expenses in 2009 were $3,395,000, a decrease of approximately $257,000, or 7%, compared to depreciation and amortization expenses in 2008.

Restructuring Costs

The Company recorded restructuring costs of $690,000 in 2009 and $677,000 in 2008. Of the $690,000, SLPE recorded $535,000 and MTE recorded $155,000. The charges recorded at SLPE related primarily to workforce reductions to align its cost structure to reduced business levels. The charges recorded at MTE were primarily due to certain termination costs in connection with the transfer of production from its leased facility in Juarez, Mexico to the Company's manufacturing facilities in Mexicali, Mexico. Of the $677,000 recorded in 2008, SLPE recorded $397,000 in restructuring costs primarily related to workforce reductions. The workforce reduction affected SLPE's operations in Mexico, China, the United Kingdom and Minnesota. MTE incurred restructuring costs of $280,000, primarily related to the cost of consolidating facilities. There were no severance costs in MTE's restructuring charges. The Company will continue to review its business levels and cost structure and may initiate further cost optimization initiatives, as may be necessary due to business activity.

Amortization Of Deferred Financing Costs

In connection with entering into the 2008 Credit Facility, the Company incurred costs of approximately $558,000. These costs have been deferred and are being amortized over the term of the 2008 Credit Facility in accordance with the guidance provided by ASC 470-50 "Debt – Modification and Extinguishments." During the third quarter of 2009, the 2008 Credit Facility was reset and amended. The Company paid a one-time fee of $250,000 in consideration for these waivers and amendments. This cost has been deferred and is being amortized over the remaining life of the 2008 Credit Facility.

Interest Income (Expense)
In 2009, interest income was $8,000, compared to $28,000 in 2008. Interest expense in 2009 was $63,000, compared to $237,000 in 2008. The decrease in interest expense for 2009 was primarily related to the negligible debt levels incurred during 2009, compared to the same period in 2008. The average debt outstanding in 2008 was $4,050,000. The Company maintained no outstanding bank debt in 2009.

Taxes
The effective tax rate for 2009 was approximately 24%. In 2008, the effective tax rate was 34%. The rates for both periods reflect the statutory rate after adjustments for state and international tax provisions, offset by the recording of benefits from research and development tax credits. The benefit rate related to the research and development tax credits was 13% for 2009 and 5% for 2008. The tax credit for 2009 was positively impacted by the recognition of previously unrecognized tax benefits.

Discontinued Operations
During 2009, the Company recorded a loss from discontinued operations, net of tax, of $628,000. These charges related to ongoing environmental remediation and legal costs. During 2008, the Company recorded a loss from discontinued operations, net of tax, of $2,302,000. These charges related to ongoing environmental remediation and legal costs. Also in 2008, the Company recorded additional costs of $1,410,000, net of tax, related to estimated environmental remediation costs at the Camden Site. In addition, the Company wrote-off the net book value of its properties in Camden, New Jersey and Pennsauken, New Jersey in the aggregate amount of $77,000, net of tax. The Company also recorded a gain of $59,000, net of tax, for a settlement related to a discontinued operation. For a discussion of potential environmental liabilities, see "Item 3. Legal Proceedings" included in Part I of this Annual Report on Form 10-K. Other costs are related to ongoing environmental and legal charges incurred during the year.

Net Income
Net income was $2,936,000, or $0.49 per diluted share, for 2009 compared to $2,334,000, or $0.39 per diluted share, for 2008. The weighted average number of shares used in the diluted earnings per share computation were 6,015,000 and 5,948,000 for 2010 and 2009, respectively.

Inflation
Management does not believe that inflation has had a material effect on the Company's operations and financial condition. Management cannot be sure that operations will not be affected by inflation in the future.

New Accounting Pronouncements To Be Adopted
For a discussion on the impact of recently issued accounting pronouncements, see "New Accounting Standards" in the Consolidated Financial Statements incorporated by reference in "Item 8. Financial Statements and Supplementary Data" in Part IV of this Annual Report on Form 10-K.

Environmental
See "Item 3. Legal Proceedings" in Part I of this Annual Report on Form 10-K.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Consolidated Financial Statements and supplementary data, together with the report of Grant Thornton LLP, independent registered public accounting firm, are included in Part IV of this Annual Report on Form 10-K.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation Of Disclosure Controls And Procedures
The Company, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's "disclosure controls and procedures," as such term is defined in Rules 13a-15e and 15d-15e promulgated under the Securities Exchange Act of 1934, as amended, (the "Exchange Act"). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this Annual Report on Form 10-K. Such controls and procedures are designed to ensure that all material information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is accumulated and communicated as appropriate to allow timely decisions regarding required disclosure and that all such information is recorded, processed, summarized and reported as specified in the rules and forms of the SEC.

Management's Annual Report on Internal Control over Financial Reporting
The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). The Company's internal control over financial reporting is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements for external purposes in accordance with GAAP.

The Company's internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the Company's transactions and dispositions of the Company's assets;

- provide reasonable assurance that the Company's transactions are recorded as necessary to permit preparation of the Company's financial statements in accordance with GAAP, and that the Company's receipts and expenditures are being made only in accordance with authorizations of the Company's management and the Company's directors; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on its financial statements.

Because of its inherent limitations, internal control over financial reporting cannot prevent or detect every potential misstatement. Therefore, even those systems determined to be effective can provide only reasonable assurances with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may decline.

The Company's management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting, based on the framework and criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the Company's management assessed the effectiveness of the Company's internal control over financial reporting for the year ended December 31, 2010 and concluded that such internal control over financial reporting was effective.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's auditors pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Changes in Internal Control over Financial Reporting

During the fiscal quarter ended December 31, 2010, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, such internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Apart from certain information concerning the Company's executive officers, which is set forth in Part I of this Annual Report on Form 10-K, the information required under this Item is incorporated herein by reference to the applicable information in the Proxy Statement for the Company's 2011 Annual Meeting of Shareholders.

ITEM 11. EXECUTIVE COMPENSATION

The information required under this Item is incorporated herein by reference to the applicable information in the Proxy Statement for the Company's 2011 Annual Meeting of Shareholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required under this Item is incorporated herein by reference to the applicable information in the Proxy Statement for the Company's 2011 Annual Meeting of Shareholders.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required under this Item is incorporated herein by reference to the applicable information in the Proxy Statement for the Company's 2011 Annual Meeting of Shareholders.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required under this Item is incorporated herein by reference to the applicable information in the Proxy Statement for the Company's 2011 Annual Meeting of Shareholders.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) Financial Statements

The information required by this Item is included elsewhere in this Annual Report on Form 10-K. Consolidated financial statements and supplementary data, together with the report of Grant Thornton LLP, independent registered public accounting firm, are filed as part of this Report. See Index at page F-1 to Consolidated Financial Statements included in Part IV of this Annual Report on Form 10-K.

(a) (2) Financial Statement Schedules

The following financial statement schedule for the years ended December 31, 2010, December 31, 2009 and December 31, 2008 are submitted herewith:

Schedule II - Valuation and Qualifying Accounts

All other schedules are omitted because (a) the required information is shown elsewhere in this Annual Report on Form 10-K, or (b) they are inapplicable, or (c) they are not required.

See Index at page F-1 to Consolidated Financial Statements included in Part IV of this Annual Report on Form 10-K.

(a) (3) Exhibits

The information required by this Item is listed in the Exhibit Index of this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SL INDUSTRIES, INC.
(Company)

By /s/ William T. Fejes
William T. Fejes
Date: March 31, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the date indicated.

By /s/ Glen M. Kassan
Glen M. Kassan – Chairman of the Board
Date: March 31, 2011

By /s/ William T. Fejes
William T. Fejes – President and Chief Executive Officer
(Principal Executive Officer)
Date: March 31, 2011

By /s/ Louis J. Belardi
Louis J. Belardi – Chief Financial Officer,
Treasurer and Secretary (Principal Financial and Accounting Officer)
Date: March 31, 2011

By /s/ Warren G. Lichtenstein
Warren G. Lichtenstein – Director
Date: March 31, 2011

By /s/ Avrum Gray
Avrum Gray - Director
Date: March 31, 2011

By /s/ James A. Risher
James A. Risher - Director
Date: March 31, 2011

By /s/ Mark E. Schwarz
Mark E. Schwarz - Director
Date: March 31, 2011

By /s/ John H. McNamara
John H. McNamara - Director
Date: March 31, 2011

INDEX TO EXHIBITS

The exhibit number, description and sequential page number in the original copy of this document where exhibits can be found as follows:

Exhibit #	Description
2.1	Securities Purchase Agreement by and among SL Industries, Inc., SL Industries Vertrieb GmbH, and DCX-Chol Holding GmbH, DCX-Chol Enterprises, Inc. and Chol Enterprises, Inc. dated as of January 3, 2003. Incorporated by reference to Exhibit 2.1 to the Company's report on Form 8-K filed with the Securities and Exchange Commission on January 17, 2003.
2.2	Agreement and Plan of Merger, dated December 16, 2005, by and among SL Industries, Inc., Lakers Acquisition Corp. and Ault Incorporated. Incorporated by reference to Exhibit 2.1 to the Company's report on Form 8-K filed with the Securities and Exchange Commission on December 16, 2005.
2.3	Stock Purchase Agreement, dated October 31, 2006 by and among SL Industries, Inc., Norbert D. Miller, Revocable Living Trust of Fred A. Lewis and Margaret Lange-Lewis U/A dated January 28, 1993, as Amended and Restated as of October 31, 2001 and the Einhorn Family Foundation. Incorporated by reference to Exhibit 10.1 to the Company's report on Form 8-K/A filed with the Securities and Exchange Commission on December 21, 2006.
3.1	Restated Articles of Incorporation. Incorporated by reference to Exhibit 3.1 to the Company's report on Form 10-K for the fiscal year ended December 31, 2000.
3.2	Restated By-Laws. Incorporated by reference to Exhibit 3.2 to the Company's report on Form 10-K for the fiscal year ended December 31, 2000.
10.1*	Supplemental Compensation Agreement for the Benefit of Byrne Litschgi. Incorporated by reference to Exhibit 10.1 to the Company's report on Form 8-K dated November 9, 1990.
10.2*	1991 Long Term Incentive Plan of SL Industries, Inc., as amended, is incorporated by reference to Appendix to the Company's Proxy Statement for its 1995 Annual Meeting held November 17, 1995, previously filed with the Securities and Exchange Commission.
10.3*	Change-in-Control Agreement, dated May 1, 2001, between the Teal Electronics Corporation and James C. Taylor. Incorporated by reference to Exhibit 10.9 to the Company's report on Form 10-K for the fiscal year ended December 31, 2003.
10.4*	Bonus Agreement dated August 5, 2002 between the Company and James C. Taylor. Incorporated by reference to Exhibit 10.10 to the Company's report on Form 10-K for the fiscal year ended December 31, 2003.
10.5*	Management Agreement dated as of January 23, 2002 between the Company and Steel Partners, Ltd. Incorporated by reference to Exhibit 10.12 to the Company's report on Form 10-K for the fiscal year ended December 31, 2003.
10.6*	Long-Term Bonus Agreement, dated September 1, 2005 between the Company and James C. Taylor. Incorporated by reference to Exhibit 10.1 to the Company's report on Form 8-K filed with the Securities and Exchange Commission on September 7, 2005.
10.7*	2008 Incentive Stock Plan, is incorporated by reference to Exhibit A to the Company's Proxy Statement for its 2008 Annual Meeting held May 14, 2008, previously filed with the Securities and Exchange Commission.
10.8	Amended And Restated Revolving Credit Agreement dated as of October 23, 2008, among

Bank of America, N.A., as Agent, various financial institutions party hereto from time to time, as Lenders, SL Industries, Inc., as the parent borrower and, SL Delaware, Inc., SL Delaware Holdings, Inc., MTE Corporation, RFL Electronics Inc., SL Montevideo Technology, Inc., Cedar Corporation, Teal Electronics Corporation, MEX Holdings LLC, SL Power Electronics Corporation, SLGC Holdings, Inc., SLW Holdings, Inc., SL Auburn, Inc., and SL Surface Technologies, Inc. as subsidiary borrowers. Incorporated by reference to Exhibit 10.1 to the Company's report on Form 10-Q for the fiscal quarter ended September 30, 2008.

10.9*	Amendment to Change-in-Control Agreement, dated December 22, 2008, to the Change-in-Control Agreement dated, May 1, 2001, between the Teal Electronics Corporation and James C. Taylor. Incorporated by reference to Exhibit 10.6 to the Company's report on Form 10-K for the fiscal year ended December 31, 2008.
10.10	First Amendment and Waiver Under Credit Agreement dated as of October 23, 2008, among Bank of America, N.A., as Agent, various financial institutions party hereto from time to time, as Lenders, SL Industries, Inc., as the parent borrower and, SL Delaware, Inc., SL Delaware Holdings, Inc., MTE Corporation, RFL Electronics Inc., SL Montevideo Technology, Inc., Cedar Corporation, Teal Electronics Corporation, MEX Holdings LLC, SL Power Electronics Corporation, SLGC Holdings, Inc., SLS Holdings, Inc., SL Auburn, Inc., and SL Surface Technologies, Inc. as subsidiary borrowers. Incorporated by reference to Exhibit 10.1 to the Company's report on Form 10-Q for the fiscal quarter ended June 30, 2009.
10.11*	Employment Agreement, dated June 29, 2010, between the SL Industries, Inc. and William Fejes, Jr. Incorporated by reference to Exhibit 10.1 to the Company's report on Form 10-Q for the fiscal quarter ended June 30, 2010.
10.12*	Stock Option Agreement, dated June 29, 2010, between the SL Industries, Inc. and William Fejes, Jr. Incorporated by reference to Exhibit 10.2 to the Company's report on Form 10-Q for the fiscal quarter ended June 30, 2010.
10.13*	Separation Agreement and Mutual Release of a former officer, dated as of October 20, 2010. Incorporated by reference to Exhibit 10.1 to the Company's report on Form 10-Q for the fiscal quarter ended September 30, 2010.
10.14*	Separation Agreement and Mutual Release of a former officer, dated as of October 14, 2010. Incorporated by reference to Exhibit 10.2 to the Company's report on Form 10-Q for the fiscal quarter ended September 30, 2010.
10.15*	Change of Control Agreement, dated August 31, 2010, between the SL Industries, Inc. and Louis J. Belardi. Incorporated by reference to Exhibit 10.3 to the Company's report on Form 10-Q for the fiscal quarter ended September 30, 2010.
10.16*	Stock Option Agreement, dated September 2, 2010, between the SL Industries, Inc. and Louis J. Belardi. Incorporated by reference to Exhibit 10.4 to the Company's report on Form 10-Q for the fiscal quarter ended September 30, 2010.
10.17	Second Amendment to Credit Agreement with Bank of America, N.A., dated November 19, 2010, as administrative agent and lender, and a syndicate of other lenders party thereto, further amending that certain Amended and Restated Revolving Credit Agreement entered into as of October 23, 2008 among the Company, subsidiaries of the Company party thereto, Bank of America, N.A., as administrative agent and lender, and a syndicate of other lenders party thereto (transmitted herewith).
14	Code of Conduct and Ethics. Incorporated by reference to Exhibit 14 to the Company's report on Form 10-K for the fiscal year ended December 31, 2003.

21	Subsidiaries of the Company (transmitted herewith).
23	Consent of Independent Registered Public Accounting Firm (transmitted herewith).
31.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (transmitted herewith).
31.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (transmitted herewith).
32	Certification by Chief Executive Officer and Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (transmitted herewith).

* Indicates a management contract or compensatory plan or arrangement.

SL Industries, Inc.
Index to Financial Statements and Financial Statement Schedule

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
SL Industries, Inc.

We have audited the accompanying consolidated balance sheets of SL Industries, Inc. (a New Jersey Corporation) and its subsidiaries (the Company) as of December 31, 2010 and 2009 and the related consolidated statements of income and comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2010. Our audits of the basic financial statements included the financial statement schedule listed in the index appearing under Schedule II, Valuation and Qualifying Accounts. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SL Industries, Inc. and its subsidiaries as of December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Grant Thornton LLP

Philadelphia, Pennsylvania

March 31, 2011

SL INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 2010	December 31, 2009
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,374,000	$ 9,967,000
Receivables, net	30,753,000	22,388,000
Inventories, net	22,225,000	18,815,000
Other current assets	1,994,000	685,000
Deferred income taxes, net	4,743,000	4,058,000
Total current assets	61,089,000	55,913,000
Property, plant and equipment, net	8,921,000	9,274,000
Deferred income taxes, net	6,984,000	5,331,000
Goodwill	22,756,000	22,769,000
Other intangible assets, net	4,012,000	4,939,000
Other assets and deferred charges, net	1,137,000	1,225,000
Total assets	$ 104,899,000	$ 99,451,000
LIABILITIES		
Current liabilities:		
Debt, current portion	$ 9,800,000	$ -
Accounts payable	14,894,000	10,208,000
Accrued income taxes	1,400,000	830,000
Accrued liabilities:		
Payroll and related costs	6,260,000	3,482,000
Other	8,614,000	6,329,000
Total current liabilities	40,968,000	20,849,000
Debt, less current portion	-	-
Deferred compensation and supplemental retirement benefits	2,244,000	2,365,000
Other long-term liabilities	14,438,000	7,137,000
Total liabilities	57,650,000	30,351,000
Commitments and contingencies		
SHAREHOLDERS' EQUITY		
Preferred stock, no par value; authorized, 6,000,000 shares; none issued	$ -	$ -
Common stock, $.20 par value; authorized, 25,000,000 shares; issued, 6,963,000 and 8,298,000 shares, respectively	1,393,000	1,660,000
Capital in excess of par value	24,085,000	43,027,000
Retained earnings	44,627,000	42,071,000
Accumulated other comprehensive (loss)	(87,000)	(141,000)
Treasury stock at cost, 2,477,000 and 2,166,000 shares, respectively	(22,769,000)	(17,517,000)
Total shareholders' equity	47,249,000	69,100,000
Total liabilities and shareholders' equity	$ 104,899,000	$ 99,451,000

See accompanying notes to consolidated financial statements.

SL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31,

	2010	2009	2008
Net sales	$ 189,768,000	$ 147,551,000	$ 185,954,000
Cost and expenses:			
Cost of products sold	128,011,000	98,732,000	129,473,000
Engineering and product development	12,664,000	11,575,000	13,972,000
Selling, general and administrative	32,819,000	28,070,000	30,867,000
Depreciation and amortization	3,026,000	3,395,000	3,652,000
Restructuring costs	-	690,000	677,000
Total cost and expenses	176,520,000	142,462,000	178,641,000
Income from operations	13,248,000	5,089,000	7,313,000
Other income (expense):			
Amortization of deferred financing costs	(252,000)	(351,000)	(77,000)
Fire related loss, net	(109,000)	-	-
Interest income	2,000	8,000	28,000
Interest expense	(86,000)	(63,000)	(237,000)
Income from continuing operations before income taxes	12,803,000	4,683,000	7,027,000
Income tax provision	3,021,000	1,119,000	2,391,000
Income from continuing operations	9,782,000	3,564,000	4,636,000
(Loss) from discontinued operations (net of tax)	(7,226,000)	(628,000)	(2,302,000)
Net income	$ 2,556,000	$ 2,936,000	$ 2,334,000
Basic net income (loss) per common share			
Income from continuing operations	$ 1.69	$ 0.59	$ 0.79
(Loss) from discontinued operations (net of tax)	(1.25)	(0.10)	(0.39)
Net income	$ 0.44	$ 0.49	$ 0.40
Diluted net income (loss) per common share			
Income from continuing operations	$ 1.68	$ 0.59	$ 0.78
(Loss) from discontinued operations (net of tax)	(1.24)	(0.10)	(0.39)
Net income	$ 0.44	$ 0.49	$ 0.39
Shares used in computing basic net income (loss) per common share	5,775,000	6,004,000	5,868,000
Shares used in computing diluted net income (loss) per common share	5,811,000	6,015,000	5,948,000

SL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31,

	2010	2009	2008
Net income	$ 2,556,000	$ 2,936,000	$ 2,334,000
Other comprehensive income (net of tax):			
Foreign currency translation	54,000	(23,000)	(48,000)
Comprehensive income	$ 2,610,000	$ 2,913,000	$ 2,286,000

See accompanying notes to consolidated financial statements.

SL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

	Common Stock				Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive (Loss)	Total Shareholders' Equity
	Issued		Held In Treasury					
	Shares	Amount	Shares	Amount				
Balance December 31, 2007	8,298,000	$ 1,660,000	(2,449,000)	$ (19,761,000)	$ 42,999,000	$ 36,801,000	$ (70,000)	$ 61,629,000
Net income						2,334,000		2,334,000
Foreign currency translation							(48,000)	(48,000)
Other, including exercise of employee stock options and related income tax benefits			4,000	34,000	27,000			61,000
Stock-based compensation					317,000			317,000
Treasury stock sold			84,000	684,000	308,000			992,000
Treasury stock purchased			(30,000)	(425,000)				(425,000)
Balance December 31, 2008	8,298,000	$ 1,660,000	(2,391,000)	$ (19,468,000)	$ 43,651,000	$ 39,135,000	$ (118,000)	$ 64,860,000
Net income						2,936,000		2,936,000
Foreign currency translation							(23,000)	(23,000)
Stock-based compensation					253,000			253,000
Treasury stock sold			391,000	3,182,000	(877,000)			2,305,000
Treasury stock purchased			(166,000)	(1,231,000)				(1,231,000)
Balance December 31, 2009	8,298,000	$ 1,660,000	(2,166,000)	$ (17,517,000)	$ 43,027,000	$ 42,071,000	$ (141,000)	$ 69,100,000
Net income						2,556,000		2,556,000
Foreign currency translation							54,000	54,000
Other, including exercise of employee stock options and related income tax benefits			107,000	877,000	(104,000)			773,000
Stock-based compensation					174,000			174,000
Repurchase and retirement of common stock	(1,335,000)	(267,000)			(19,184,000)			(19,451,000)
Treasury stock sold			60,000	476,000	172,000			648,000
Treasury stock purchased			(478,000)	(6,605,000)				(6,605,000)
Balance December 31, 2010	6,963,000	$ 1,393,000	(2,477,000)	$ (22,769,000)	$ 24,085,000	$ 44,627,000	$ (87,000)	$ 47,249,000

See accompanying notes to consolidated financial statements.

SL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2010	2009	2008
OPERATING ACTIVITIES:			
Net income	$ 2,556,000	$ 2,936,000	$ 2,334,000
Adjustment for losses from discontinued operations	7,226,000	628,000	2,302,000
Income from continuing operations	9,782,000	3,564,000	4,636,000
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:			
Depreciation	1,894,000	2,080,000	2,218,000
Amortization	1,132,000	1,315,000	1,434,000
Amortization of deferred financing costs	252,000	351,000	77,000
Stock-based compensation	174,000	253,000	317,000
Tax benefit from exercise of stock options	(19,000)	-	(7,000)
Non-cash compensation expense (benefit)	156,000	(18,000)	(655,000)
Non-cash fire related loss	109,000	-	-
Non-cash restructuring	-	-	170,000
(Recoveries of) provisions for losses on accounts receivable	(66,000)	22,000	(169,000)
Cash surrender value of life insurance policies	1,000	(14,000)	(13,000)
Deferred compensation and supplemental retirement benefits	428,000	421,000	431,000
Deferred compensation and supplemental retirement benefit payments	(536,000)	(740,000)	(543,000)
Deferred income taxes	(2,047,000)	152,000	(1,013,000)
Loss on sales of equipment	41,000	104,000	159,000
Changes in operating assets and liabilities, excluding effects of business combinations and dispositions:			
Accounts receivable	(8,299,000)	3,087,000	4,809,000
Inventories	(3,250,000)	2,762,000	664,000
Prepaid expenses	(1,060,000)	373,000	(100,000)
Other assets	(107,000)	35,000	91,000
Accounts payable	4,681,000	267,000	(2,358,000)
Other accrued liabilities	2,126,000	(1,676,000)	(2,645,000)
Accrued income taxes	3,922,000	(442,000)	2,543,000
Net cash provided by operating activities from continuing operations	9,314,000	11,896,000	10,046,000
Net cash (used in) operating activities from discontinued operations	(1,496,000)	(2,297,000)	(1,680,000)
NET CASH PROVIDED BY OPERATING ACTIVITIES	7,818,000	9,599,000	8,366,000
INVESTING ACTIVITIES:			
Purchases of property, plant and equipment	(1,416,000)	(838,000)	(2,426,000)
Purchases of other assets	(232,000)	(110,000)	(8,000)
NET CASH (USED IN) INVESTING ACTIVITIES	(1,648,000)	(948,000)	(2,434,000)
FINANCING ACTIVITIES:			
Proceeds from Revolving Credit Facility	19,800,000	100,000	20,440,000
Payments of Revolving Credit Facility	(10,000,000)	(100,000)	(26,440,000)
Payments of deferred financing costs	(57,000)	(250,000)	(551,000)
Repurchase and retirement of common stock	(19,451,000)	-	-
Treasury stock purchases	(6,605,000)	(1,231,000)	(425,000)
Treasury stock sales	648,000	2,305,000	992,000
Proceeds from stock options exercised	754,000	-	54,000
Tax benefit from exercise of stock options	19,000	-	7,000
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(14,892,000)	824,000	(5,923,000)
Effect of exchange rate changes on cash	129,000	(12,000)	(238,000)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(8,593,000)	9,463,000	(229,000)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	9,967,000	504,000	733,000
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 1,374,000	$ 9,967,000	$ 504,000

See accompanying notes to consolidated financial statements.

Notes To Consolidated Financial Statements

Note 1. Summary Of Significant Accounting Policies

Background: SL Industries, Inc. (the "Company"), a New Jersey corporation, through its subsidiaries, designs, manufactures and markets power electronics, motion control, power protection, power quality electromagnetic products and specialized communication equipment that is used in a variety of commercial and military aerospace, computer, datacom, industrial, medical, telecom, transportation and utility equipment applications. Its products are incorporated into larger systems to increase operating safety, reliability and efficiency. The Company's products are largely sold to original equipment manufacturers, the utility industry, and, to a lesser extent, commercial distributors. The Company's customer base is primarily located in the United States. The Company's operating subsidiaries are described and defined in Note 16. The Company's discontinued operations are described and defined in Note 2.

Basis Of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

Use Of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant areas that require the use of management estimates relate to product warranty costs, accrued liabilities related to litigation, allowance for doubtful accounts, allowance for inventory obsolescence and environmental costs.

Reclassifications: Certain reclassifications have been made to prior period Consolidated Statement of Cash Flows to conform to the current year presentation.

Cash Equivalents: The Company considers all highly liquid debt instruments with an original maturity date of three months or less and investments in money market accounts to be cash equivalents. At December 31, 2010 and December 31, 2009, cash and cash equivalents held in the United States are held principally at one financial institution.

Accounts Receivable: The Company's accounts receivable primarily consist of trade receivables and are reported net of allowances for doubtful accounts of approximately $585,000 and $651,000 as of December 31, 2010 and December 31, 2009, respectively. The Company's estimate for the allowance for doubtful accounts related to trade receivables is based on two methods. The amounts calculated from each of these methods are combined to determine the total amount reserved. First, the Company evaluates specific accounts where it has information that the customer may have an inability to meet its financial obligations (e.g., bankruptcy or insolvency). In these cases, the Company uses its judgment, based on the best available facts and circumstances, and records a specific reserve for that customer against amounts due to reduce the receivable to the amount that is expected to be collected. These specific reserves are reevaluated and adjusted as additional information is received that impacts the amount reserved. Second, a general reserve is established for all customers based on several factors, including historical write-offs as a percentage of sales. If circumstances change (e.g., higher than expected defaults or an unexpected material adverse change in a major customer's ability to meet its financial obligation), the Company's estimates of the recoverability of amounts due could be reduced by a material amount. Receivables are charged off against the reserve when they are deemed uncollectible.

Inventories: Inventories are valued at the lower of cost or market. Cost is primarily determined using the first-in, first-out ("FIFO") method. Cost for certain inventories is determined using the last-in, first-out ("LIFO") method. The Company's carrying cost of inventory is valued at the lower of cost or market as the Company continually reviews the book value of discontinued product lines to determine if these items are properly valued. The Company identifies these items and assesses the ability to dispose of them at a price greater than cost. If it is determined that cost is less than market value, then cost is used for inventory valuation. If market value is less than cost, then related inventory is adjusted to market value. If a write down to the current market value is necessary, the market value cannot be greater than the net realizable value, which is defined as selling price less costs to complete and dispose, and cannot be lower than the net realizable value less a normal profit margin. The Company also continually evaluates the composition of its inventory and identifies slow-moving and excess inventories. Inventory items identified as slow-moving or excess are evaluated to determine if reserves are required. If the Company were not able to achieve its expectations of the net realizable value of the inventory at current market value, it would have to adjust its reserves accordingly. The Company attempts to accurately estimate future product demand to properly adjust inventory levels. However, significant unanticipated changes in demand could have a significant impact on the value of inventory and of operating results.

Property, Plant And Equipment: Property, plant and equipment are carried at cost and include expenditures for new facilities and major renewals and betterments. Maintenance, repairs and minor renewals are charged to expense as incurred. When assets are sold or otherwise disposed of, any gain or loss is recognized currently. Depreciation is provided primarily using the straight-line method over the estimated useful lives of the assets, which range from 25 to 40 years for buildings, 3 to 15 years for equipment and other property, and the lesser of the lease term or life of the asset for leasehold improvements.

Goodwill And Other Intangibles: The Company follows Accounting Standards Codification ("ASC") 350 "Intangibles – Goodwill and Other," which requires that goodwill and other indefinite-lived intangible assets will no longer be amortized to earnings, but instead be subject to periodic testing for impairment. Intangible assets determined to have definitive lives will continue to be amortized over their estimated useful lives.

The Company's impairment testing is undertaken annually, or more frequently upon the occurrence of some indication that an impairment may take place. The Company conducted its annual impairment test as of December 31, 2010.

A two-step process is utilized to determine if goodwill has been impaired. In the first step, the fair value of each reporting unit is compared to the net asset value recorded for such unit. If the fair value exceeds the net asset value, the goodwill of the reporting unit is not adjusted. However, if the recorded net asset value exceeds the fair value, the Company would perform a second step to measure the amount of impairment loss, if any. In the second step, the implied fair value of the reporting unit's goodwill is compared with the goodwill recorded for such unit. If the recorded amount of goodwill exceeds the implied fair value, an impairment loss is recognized in the amount of the excess.

As a result of the testing that was conducted as of December 31, 2010, the Company concluded that no impairment charge was warranted. However, there can be no assurance that the economic conditions currently affecting the world economy or other events may not have a negative material impact on the long-term business prospects of any of the Company's reporting units. In such case, the Company may need to record an impairment loss, as stated above. There were no impairment charges related to goodwill and intangible assets recorded during 2010, 2009 and 2008.

Long-Lived Assets: The Company evaluates the recoverability of its long-lived assets in accordance with ASC 360 "Property, Plant, and Equipment." The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets are measured by a comparison of the carrying amount of an asset to future cash flows expected to be generated by the asset, undiscounted and without interest or independent appraisals. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the assets.

Revenue Recognition: Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the purchase price is fixed or determinable and collectability is reasonably assured. Generally, those criteria are met at the time the product is shipped. Provisions are made at the time the related revenue is recognized for product returns, product warranties, rebates, certain stock scrap programs with distributors and other sales incentives offered by the Company to its customers. Freight revenues billed to customers are included in net sales and expenses for shipping products are included in cost of sales.

Environmental Expenditures: Environmental expenditures that relate to current operations are charged to expense or capitalized, as appropriate. Expenditures that relate to an existing condition caused by formerly owned operations are expensed and recorded as part of discontinued operations. Expenditures include costs of remediation and legal fees to defend against claims for environmental liability. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated. The liability for remediation expenditures includes, as appropriate, elements of costs such as site investigations, consultants' fees, feasibility studies, outside contractor expenses and monitoring expenses. Estimates are not discounted and they are not reduced by potential claims for recovery from insurance carriers. The liability is periodically reviewed and adjusted to reflect current remediation progress, prospective estimates of required activity and other relevant factors, including changes in technology or regulations.

Deferred Financing Costs: Costs incurred in securing long-term debt are deferred and amortized on a straight-line basis over the term of the related debt. In the case of loan modifications, the Company follows the guidance provided by ASC 470-50 "Debt – Modification and Extinguishments." The net deferred financing costs at December 31, 2010 and December 31, 2009 were $229,000 and $424,000, respectively. The financing cost amortization expense was $252,000, $351,000, and $77,000, for 2010, 2009, and 2008, respectively.

Product Warranty Costs: The Company offers various warranties on its products. These warranties vary in length depending on the product. The Company provides for its estimated future warranty obligations in the period in which the related sale is recognized primarily based on historical experience. For 2010, 2009 and 2008, these expenses were $1,293,000, $728,000 and $898,000, respectively.

Advertising Costs: Advertising costs are expensed as incurred. For 2010, 2009 and 2008, these costs were $192,000, $214,000 and $245,000, respectively.

Research And Development Costs: Research and development costs are expensed as incurred. For 2010, 2009 and 2008, these costs were $2,734,000, $2,987,000 and $3,287,000, respectively.

Income Taxes: The Company accounts for income taxes based on the estimated effective annual income tax rates. The tax provision differs from taxes payable due to certain items of income, and expenses are recognized in different periods for financial statement purposes than for tax return purposes. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. The Company establishes valuation allowances if the Company believes that it is more likely than not that some of the deferred tax assets will not be realized. The Company does not recognize a tax benefit unless it is more likely than not that the benefit will be sustained on audit by the taxing authority based on the merits of the associated tax position. If the recognition threshold is met, the Company recognizes a tax benefit measured at the largest amount of the tax benefit that, based on the Company's judgment, is greater than fifty percent likely to be realized. The Company records interest and penalties related to unrecognized tax benefits as income tax expense.

Foreign Currency Conversion: Assets and liabilities of foreign operations are translated from local currency to U.S. dollars at the exchange rates in effect at the end of the fiscal period. Gains and losses from the translation of foreign operations are included in accumulated other comprehensive (loss) on the Company's Consolidated Balance Sheets. Revenue and expenses are translated at the year-to-date average rate of exchange. Transaction gains and losses arising from currency exchange rate fluctuations on transactions denominated in a currency other than the local currency are included in the Company's Consolidated Statements of Income.

Net Income (Loss) Per Common Share: The Company has presented net income (loss) per common share pursuant to ASC 260 "Earnings Per Share." Basic net income (loss) per common share is computed by dividing reported net income (loss) available to common shareholders by the weighted average number of shares outstanding for the period.

Diluted net income (loss) per common share is computed by dividing reported net income (loss) available to common shareholders by the weighted average shares outstanding for the period, adjusted for the dilutive effect of common stock equivalents, which consist of stock options, using the treasury stock method.

The table below sets forth the computation of basic and diluted net income (loss) per share:

	December 31, 2010	December 31, 2009	December 31, 2008
	(in thousands, except per share amounts)		
Basic net income available to common shareholders:			
Net income available to common shareholders from continuing operations	$ 9,782	$ 3,564	$ 4,636
Diluted net income available to common shareholders from continuing operations	$ 9,782	$ 3,564	$ 4,636
Shares:			
Basic weighted average number of common shares outstanding	5,775	6,004	5,868
Common shares assumed upon exercise of stock options	36	11	80
Diluted weighted average number of common shares outstanding	5,811	6,015	5,948
Basic net income (loss) per common share:			
Income from continuing operations	$ 1.69	$ 0.59	$ 0.79
(Loss) from discontinued operations (net of tax)	(1.25)	(0.10)	(0.39)
Net income	$ 0.44	$ 0.49	$ 0.40
Diluted net income (loss) per common share:			
Income from continuing operations	$ 1.68	$ 0.59	$ 0.78
(Loss) from discontinued operations (net of tax)	(1.24)	(0.10)	(0.39)
Net income	$ 0.44	$ 0.49	$ 0.39

For the years ended December 31, 2010 and December 31, 2009, approximately 106,000 and 253,000 stock options, respectively, were excluded from the dilutive computations. No stock options were excluded from the dilutive computations for the year ended December 31, 2008. Stock options are excluded from dilutive computations when the option exercise prices are greater than the average market price of the Company's common stock.

Stock-Based Compensation

At December 31, 2010, the Company had stock-based employee compensation plans as described below. For the years ended December 31, 2010, December 31, 2009, and December 31, 2008, the total compensation expense (included in selling, general and administrative expense) related to these plans was $174,000, $253,000, and $317,000 ($107,000, $156,000, and $196,000, net of tax), respectively.

The Company maintains two shareholder approved stock option plans that have expired: the Non-Employee Director Nonqualified Stock Option Plan (the "Director Plan") and the Long-Term Incentive Plan (the "1991 Incentive Plan"). Stock options issued under each plan remain outstanding.

The Director Plan provided for the granting of nonqualified options to purchase up to 250,000 shares of the Company's common stock to non-employee directors of the Company in lieu of paying quarterly retainer fees and regular quarterly meeting attendance fees. Stock options granted under the Director Plan stipulated an exercise price per share of the fair market value of the Company's common stock on the date of grant. Each option granted under the Director Plan is exercisable at any time and expires ten years from date of grant. The expiration date of the Director Plan was May 31, 2003.

The 1991 Incentive Plan enabled the Company to grant either nonqualified options, with an exercise price per share established by the Board's Compensation Committee, or incentive stock options, with an exercise price per share not less than the fair market value of the Company's common stock on the date of grant. Each option granted under the 1991 Incentive Plan is exercisable at any time and expires ten years from date of grant. The 1991 Incentive Plan expired on September 25, 2001.

On May 14, 2008, the shareholders approved the 2008 Incentive Stock Plan (the "2008 Plan"). The 2008 Plan was proposed to create an additional incentive to retain directors, key employees and advisors of the Company. The 2008 Plan provides up to 315,000 shares of the Company's common stock that may be subject to options and stock appreciation rights. Options granted under the 2008 Plan are required to stipulate an exercise price per share of not less than the fair market value of the Company's common stock on the business day immediately prior to the date of the grant. Options granted under the 2008 Plan are exercisable no later than ten years after the grant date.

During 2008, the Company granted 155,000 incentive options to select executives and a key employee under the 2008 Plan. The options issued vest in three equal installments, with the first installment vesting on the date of the grant and the remaining two installments each vesting on the second and third anniversary of the grant. During 2010, 135,000 of these options were cancelled in connection to the termination of certain executives in June 2010.

During 2010, the Company granted 160,000 stock options to select executives and key employees under the 2008 Plan. All stock options that were issued vest over a three year period except for one grant of 15,000 shares, in which 7,500 shares vested on the date of grant and the remainder vests on the first anniversary of the grant date. Compensation expense is recognized over the vesting period of the options.

The fair value of all option grants was estimated using the Black-Scholes option pricing model with the following assumptions and weighted average fair values as follows:

	Year Ended December 31, 2010	Year Ended December 31, 2009 (1)	Year Ended December 31, 2008
Weighted average fair value of grants	$6.78	-	$4.43
Valuation assumptions:			
Expected dividend yield	0.00%	-	0.00%
Expected volatility	68.44	-	42.52
Expected life (in years)	4.44	-	4.25
Risk-free interest rate	1.71%	-	3.12%

(1) No stock options were granted during fiscal 2009.

Stock Options

Option activity under the principal option plans as of December 31, 2010 and changes during the year then ended were as follows:

	Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands) (1)
Outstanding as of December 31, 2008	405	$10.322	4.24	N/M
Cancelled	(25)	$13.24		
Outstanding as of December 31, 2009	380	$10.129	3.48	N/M
Granted	160	$12.59		
Exercised	(107)	$7.05		
Cancelled	(180)	$12.44		
Outstanding as of December 31, 2010	253	$11.339	4.93	$1,554
Exercisable as of December 31, 2010	100	$9.448	2.50	$805

(1) N/M – the aggregate intrinsic value was not material since the value was less than $1,000.

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between the Company's closing stock price on the last trading day of fiscal 2010 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2010. This amount changes based on the fair market value of the Company's stock. The total intrinsic value of options exercised for the years ended December 31, 2010 and December 31, 2008, was $568,000 and $26,000, respectively. No options were exercised during fiscal 2009.

As of December 31, 2010, $877,000 of total unrecognized compensation cost related to stock options is expected to be recognized over a weighted-average period of 2.6 years.

Tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options are classified as financing cash flows. Cash received from option exercises for the year ended December 31, 2010 was $754,000. The actual tax benefit realized for the tax deduction from option exercises of the share-based payment units totaled $67,000 and $97,000 for the fiscal years ended December 31, 2010 and December 31, 2009. The Company has applied the "Short-cut" method in calculating the historical windfall tax benefits. All tax shortfalls will be applied against this windfall before being charged to earnings.

The following table summarizes the Company's Director Plan for fiscal years 2009 and 2010.

	Shares (in thousands)	Option Price	Weighted Average Exercise Price
Outstanding and exercisable as of December 31, 2008	111	$6.00 to $12.9375	$6.86
Cancelled	(6)	$11.375 to $12.9375	$12.29
Outstanding and exercisable as of December 31, 2009	105	$6.00 to $12.84	$6.58
Exercised	(56)	$6.00 to $8.20	$6.17
Cancelled	(9)	$9.2188 to $12.84	$11.25
Outstanding and exercisable as of December 31, 2010	40	$6.00 to $6.00	$6.00

The following table summarizes information for fiscal years 2009 and 2010 related to the 1991 Incentive Plan and the options issued in 2005:

	Shares (in thousands)	Option Price	Weighted Average Exercise Price
Outstanding and exercisable as of December 31, 2008	139	$5.75 to $13.50	$10.32
Cancelled	(19)	$13.50 to $13.50	$13.50
Outstanding and exercisable as of December 31, 2009	120	$5.75 to $12.175	$9.80
Exercised	(51)	$5.75 to $12.175	$8.02
Cancelled	(36)	$11.125 to $12.175	$11.42
Outstanding and exercisable as of December 31, 2010	33	$5.75 to $12.175	$10.78

The following table summarizes the Company's 2008 Plan for fiscal years 2009 and 2010:

	Shares (in thousands)	Option Price	Weighted Average Exercise Price
Outstanding as of December 31, 2008	155	$12.80 to $12.80	$12.80
Cancelled	-	-	-
Outstanding as of December 31, 2009	155	$12.80 to $12.80	$12.80
Granted	160	$11.75 to $16.75	$12.59
Cancelled	(135)	$12.80 to $12.80	$12.80
Outstanding as of December 31, 2010	180	$11.75 to $16.75	$12.61

The number of shares exercisable under the Company's 2008 Plan as of December 31, 2010 was 27,000.

The following tables list the outstanding options and exercisable options as of December 31, 2010, into three ranges:

Options Outstanding (in thousands)	Range of Option Prices per Share	Weighted Average Exercise Price	Weighted Average Life Remaining (years)
47	$5.75 to $6.00	$5.961	1.9
100	$11.75 to $11.75	$11.750	6.5
106	$12.175 to $16.75	$13.322	4.8
253			

Options Exercisable (in thousands)	Range of Option Prices per Share	Weighted Average Exercise Price
47	$5.75 to $6.00	$5.961
0	$11.75 to $11.75	$0.000
53	$12.175 to $16.75	$12.497
100		

Recently Adopted Accounting Standards

In December 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2009-17 "Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities," which amends Accounting Standards Codification ("ASC") 810 "Consolidation" to address the elimination of the concept of a qualifying special purpose entity. The standard also replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity ("VIE") with an approach focused on identifying which enterprise has the power to direct the activities of a VIE and the obligation to absorb losses of the entity or the right to receive benefits from the entity. This standard also requires continuous reassessments of whether an enterprise is the primary beneficiary of a VIE whereas previous accounting guidance required reconsideration of whether an enterprise was the primary beneficiary of a VIE only when specific events had occurred. The standard provides more timely and useful information about an enterprise's involvement with a VIE and is effective as of the beginning of interim and annual reporting periods that begin after November 15, 2009. The adoption of the provisions of ASU No. 2009-17 did not have a material impact on the Company's consolidated financial statements.

In December 2009, the FASB issued ASU No. 2009-16 "Accounting for Transfers of Financial Assets," which amends ASC 860 "Transfers and Servicing" by eliminating the concept of a qualifying special-purpose entity ("QSPE"), clarifying and amending the derecognition criteria for a transfer to be accounted for as a sale, amending and clarifying the unit of account eligible for sale accounting and requiring that a transferor initially measure at fair value and recognize all assets obtained (for example, beneficial interests) and liabilities incurred as a result of a transfer of an entire financial asset or group of financial assets accounted for as a sale. Additionally, on and after the effective date, existing QSPEs (as defined under previous accounting standards) must be evaluated for consolidation by reporting entities in accordance with the applicable consolidation guidance. The standard requires enhanced disclosures about, among other things, a transferor's continuing involvement with transfers of financial assets accounted for as sales, the risks inherent in the transferred financial assets that have been retained, and the nature and financial effect of restrictions on the transferor's assets that continue to be reported in the statement of financial position. The standard is effective as of the beginning of interim and annual reporting periods that begin after November 15, 2009. The adoption of the provisions of ASU No. 2009-16 did not have a material impact on the Company's consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06 "Improving Disclosures about Fair Value Measurements," which amends ASC 820 "Fair Value Measures and Disclosures" to require disclosure of transfers into and out of Level 1 and Level 2 fair value measurements, and also require more detailed disclosure about the activity within Level 3 fair value measurements. The Company adopted the guidance in ASU No. 2010-06 on January 1, 2010, except for the requirements related to Level 3 disclosures, which will be effective for annual and interim reporting periods beginning after December 15, 2010. This guidance requires expanded disclosures only. The adoption of the provisions of ASU No. 2010-06 did not have a material impact on the Company's consolidated financial statements.

In February 2010, the FASB issued ASU No. 2010-09 "Subsequent Events – Amendments to Certain Recognition and Disclosure Requirements," which amends ASC 855 "Subsequent Events." ASU No. 2010-09 requires an entity that is an SEC filer to evaluate subsequent events through the date that the financial statements are issued and removes the requirement that an SEC filer disclose the date through which subsequent events have been evaluated. ASU No. 2010-09 was effective upon issuance. The adoption of the provisions of ASU No. 2010-09 did not have a material impact on the Company's consolidated financial statements.

In July 2010, the FASB issued ASU No. 2010-20 "Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses." ASU 2010-20 requires further disaggregated disclosures that improve financial statement users' understanding of (1) the nature of an entity's credit risk associated with its financing receivables and (2) the entity's assessment of that risk in estimating its allowance for credit losses as well as changes in the allowance and the reasons for those changes. The new and amended disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The adoption of the provisions of ASU No. 2010-20 did not have a material impact on the Company's consolidated financial statements. In January 2011, the FASB issued ASU No. 2011-01 "Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20." Currently, that guidance is anticipated to be effective for interim and annual periods ending after June 15, 2011. The Company believes that the adoption of the provisions of ASU No. 2011-01 will not have a material impact on its consolidated financial statements.

New Accounting Pronouncements and Other Standards

In October 2009, the FASB issued ASU No. 2009-13 "Multiple-Deliverable Revenue Arrangements." ASU No. 2009-13 amends guidance included within ASC 605-25 to require an entity to use an estimated selling price when vendor specific objective evidence or acceptable third party evidence does not exist for any products or services included in a multiple-element arrangement. The arrangement consideration should be allocated among the products and services based upon their relative selling prices, thus eliminating the use of the residual method of allocation. ASU No. 2009-13 also requires expanded qualitative and quantitative disclosures regarding significant judgments made and changes in applying this guidance. ASU No. 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption and retrospective application are also permitted. The Company believes that adoption of the provisions of ASU No. 2009-13 will not have a material impact on its consolidated financial statements.

In October 2009, the FASB issued ASU No. 2009-14 "Certain Revenue Arrangements That Include Software Elements." ASU No. 2009-14 amends guidance included within ASC 985-605 to exclude tangible products containing software components and non-software components that function together to deliver the product's essential functionality. Entities that sell joint hardware and software products that meet this scope exception will be required to follow the guidance of ASU No. 2009-13. ASU No. 2009-14 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption and retrospective application are also permitted. The Company believes that the adoption of the provisions of ASU No. 2009-14 will not have a material impact on its consolidated financial statements.

In April 2010, the FASB issued ASU No. 2010-13 "Compensation – Stock Compensation – Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades." ASU No. 2010-13 provides amendments to ASC 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in ASU No. 2010-13 are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company believes that the adoption of the provisions of ASU No. 2010-13 will not have a material impact on its consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-28 "Intangibles – Goodwill and Other." ASC 350 is amended to clarify the requirement to test for impairment of goodwill. ASC 350 has required that goodwill be tested for impairment if the carrying amount of a reporting unit exceeds its fair value. Under ASU No. 2010-28, when the carrying amount of a reporting unit is zero or negative an entity must assume that it is more likely than not that a goodwill impairment exists, perform an additional test to determine whether goodwill has been impaired and calculate the amount of that impairment. The modifications to ASC 350 resulting from the issuance of ASU No. 2010-28 are effective for fiscal years beginning after December 15, 2010 and interim periods within those years. Early adoption is not permitted. The Company believes that the adoption of the provisions of ASU No. 2010-28 will not have a material impact on its consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-29 "Business Combinations – Disclosure of Supplementary Pro Forma Information for Business Combinations." This standard update clarifies that, when presenting comparative financial statements, SEC registrants should disclose revenue and earnings of the combined entity as though the current period business combinations had occurred as of the beginning of the comparable prior annual reporting period only. The update also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. ASU No. 2010-29 is effective prospectively for material (either on an individual or aggregate basis) business combinations entered into in fiscal years beginning on or after December 15, 2010 with early adoption permitted. The Company believes that the adoption of the provisions of ASU No. 2010-29 will not have a material impact on its consolidated financial statements.

Note 2. Discontinued Operations

On November 24, 2003, the Company sold the operating assets of SL Surface Technologies, Inc. ("SurfTech"). SurfTech produced industrial coatings and platings for equipment in the corrugated paper and telecommunications industries. The Company continues to own the land and a building on which SurfTech's operations were conducted. During fiscal 2010, 2009, and 2008 the Company incurred legal and remediation costs, which are recorded as part of discontinued operations, net of tax.

During 2010, the Company recorded additions to the environmental reserve of $9,669,000, which were partially offset by payments of $617,000. During 2009, the Company recorded additions to the environmental reserve of $316,000 and payments of $1,339,000. The additions and payments to the environmental reserve were related to estimated environmental remediation liabilities associated with the past operations of SurfTech (see Note 13).

For the years ended December 31, 2010, December 31, 2009, and December 31, 2008, total loss from discontinued operations was $10,577,000, $1,009,000, and $3,671,000 ($7,226,000, $628,000, and $2,302,000, net of tax), respectively.

Note 3. Income Taxes

Income tax provision (benefit) for the fiscal years 2010, 2009 and 2008 is as follows:

	Years Ended December 31,		
	2010	2009	2008
		(in thousands)	
Income tax provision from continuing operations	$ 3,021	$ 1,119	$ 2,391
Income tax (benefit) from discontinued operations	(3,351)	(381)	(1,369)
Total	$ (330)	$ 738	$ 1,022

Income from continuing operations before provision for income taxes consists of the following:

	Years Ended December 31,		
	2010	2009	2008
		(in thousands)	
Domestic	$ 8,073	$ 3,479	$ 5,251
Foreign	4,730	1,204	1,776
Total	$ 12,803	$ 4,683	$ 7,027

The provision for income taxes from continuing operations consists of the following:

	Years Ended December 31,		
	2010	2009	2008
	(in thousands)		
Current:			
Federal	$ (2,317)	$ 534	$ 3,982
Foreign	3,343	341	598
State	1,306	267	(11)
Deferred:			
Federal	4,058	278	(2,199)
Foreign	(2,031)	71	-
State	(1,338)	(372)	21
Total Provision	$ 3,021	$ 1,119	$ 2,391

The benefit for income taxes related to discontinued operations for 2010 was $3,351,000. The benefit for income taxes related to discontinued operations for 2009 was $381,000.

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2010 and December 31, 2009 are as follows:

	December 31,	
	2010	2009
Deferred tax assets:	(in thousands)	
Deferred compensation	$ 948	$ 989
Inventory valuation	742	1,063
Tax loss carryforward	2,269	3,388
Foreign tax credit carryforward	373	2,537
R&D tax credit carryforward	1,457	1,857
Accrued expenses	989	841
Warranty	587	538
Vacation and bonus expense	1,538	609
Other	814	790
Less valuation allowances	-	(121)
Deferred tax assets	9,717	12,491
Deferred tax liabilities:		
Accelerated depreciation and amortization	3,130	3,648
Unremitted foreign earnings	-	2,410
Deferred tax liabilities	3,130	6,058
Net deferred tax assets related to continuing operations	6,587	6,433
Net deferred tax assets related to discontinued operations	5,140	2,956
Net deferred tax assets	$ 11,727	$ 9,389

The Company provides U.S. income tax on the earnings of foreign subsidiaries. To the extent that the foreign earnings are repatriated, the related U.S. tax liability will be reduced by any foreign income taxes paid on these earnings.

As of December 31, 2010 and December 31, 2009, the Company's gross foreign tax credits totaled approximately $373,000 and $2,537,000, respectively. These credits can be carried forward for ten years and expire between 2014 and 2020.

As of December 31, 2010 and December 31, 2009, the Company's research and development tax credits totaled approximately $1,457,000 and $1,857,000, respectively. Of the December 31, 2010 credits, approximately $701,000 can be carried forward for 15 years and expire between 2013 and 2025, while $756,000 will carry over indefinitely.

As of December 31, 2010, the Company has federal and state net operating loss carryforwards of $1,789,000 and $151,000, respectively, which expire at various dates from 2015 to 2026. In addition, the Company has a foreign net operating loss carryforward of $329,000, which does not expire.

The Company has assessed its past earnings history and trends, sales backlog, budgeted sales, and expiration dates of tax carryforwards and has determined that it is more likely than not that $11,727,000 of the net deferred tax assets as of December 31, 2010 will be realized. The Company has an allowance of $937,000 (related to discontinued operations) provided against the gross deferred tax assets, which relates to the inability of the Company to realize the state tax benefit of the environmental expenses and the state net operating loss carryforwards.

The following is a reconciliation of income tax expense (benefit) related to continuing operations at the applicable federal statutory rate and the effective rates from continuing operations:

	Years Ended December 31,		
	2010	2009	2008
Statutory rate	34%	34%	34%
Tax rate differential on domestic manufacturing deduction benefit	(1)	(1)	(1)
State income taxes, net of federal income tax	1	-	2
Foreign operations	(2)	(2)	1
Research and development credits	(5)	(13)	(5)
Other	(3)	6	3
Effective tax rate	24%	24%	34%

For the fiscal year ended December 31, 2010, included in the research and development credits is the recognition of previously unrecognized tax benefits (including interest) in accordance with the guidance provided in ASC 740-10-25 "Income Taxes, Overall, Recognition."

Unrecognized Tax Positions

The Company and its subsidiaries file income tax returns in the United States and in various state, local and foreign jurisdictions. The Company and its subsidiaries are occasionally examined by tax authorities in these jurisdictions. At December 31, 2010, the Company had been examined by the Internal Revenue Service (the "IRS") through calendar year 2004. In addition, the Company reached a settlement with a foreign tax authority regarding the Company's transfer pricing policies. As a result, in 2010, we recognized a previously unrecognized tax position related to the settlement in the amount of $490,000 ($289,000 tax and $201,000 interest). It is reasonably possible that the Company's gross unrecognized tax benefits balance may change within the next twelve months due to the expiration of the statutes of limitation of the federal government and various state governments by a range of zero to $364,000. The Company has recorded $2,659,000 in other long-term liabilities which represents the gross unrecognized tax benefits.

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits, excluding interest and penalties, is as follows:

	December 31,		
	2010	2009	2008
Gross unrecognized tax benefits at January 1, 2010	$ 2,526,000	$ 2,845,000	$ 2,785,000
Increases in tax positions taken in the current year	660,000	91,000	132,000
Increases in tax positions taken in prior years	31,000	-	-
Decreases in tax positions taken in prior years	(138,000)	(39,000)	(48,000)
Decreases in tax positions related to settlement with tax authorities	(289,000)	-	-
Statute of limitations expired	(432,000)	(371,000)	(24,000)
Gross unrecognized tax benefits at December 31, 2010	$ 2,358,000	$ 2,526,000	$ 2,845,000

If recognized, all of the net unrecognized tax benefits at December 31, 2010 would impact the effective tax rate. The Company accrues interest and penalties related to unrecognized tax benefits as income tax expense. At December 31, 2010, the Company had accrued interest and penalties related to unrecognized tax benefits of $301,000.

Note 4. Receivables

Receivables consist of the following:

	December 31,	
	2010	2009
	(in thousands)	
Trade receivables	$ 30,728	$ 22,607
Less: allowance for doubtful accounts	(585)	(651)
	30,143	21,956
Recoverable income taxes	68	-
Other	542	432
	$ 30,753	$ 22,388

Note 5. Concentrations Of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade receivables. The Company places its temporary cash investments with high credit quality financial institutions. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base, and their dispersion across many industries and geographic regions. The Company seeks to limit its exposure to credit risks in any single country or region. The Company performs periodic credit evaluations of its customers' financial condition and generally requires no collateral from its customers. The Company provides an allowance for potential credit losses based upon collectability of such receivables. Losses have not been significant for any of the periods presented. All financial investments inherently expose holders to market risks, including changes in currency and interest rates. The Company manages its exposure to these market risks through its regular operating and financing activities.

Note 6. Inventories

Inventories consist of the following:

	December 31,	
	2010	2009
	(in thousands)	
Raw materials	$ 15,636	$ 15,234
Work in process	4,137	3,534
Finished goods	4,814	3,368
	24,587	22,136
Less: allowances	(2,362)	(3,321)
	$ 22,225	$ 18,815

The above includes certain inventories that are valued using the LIFO method, which aggregated $4,494,000 and $4,898,000 as of December 31, 2010 and December 31, 2009, respectively. The excess of FIFO cost over LIFO cost as of December 31, 2010 and December 31, 2009 was approximately $524,000 and $529,000, respectively.

Note 7. Property, Plant And Equipment

Property, plant and equipment consist of the following:

	December 31,	
	2010	2009
	(in thousands)	
Land	$ 1,074	$ 1,074
Buildings and leasehold improvements	8,257	7,991
Equipment and other property	23,849	23,020
	33,180	32,085
Less: accumulated depreciation	(24,259)	(22,811)
	$ 8,921	$ 9,274

Depreciation expense on property, plant and equipment was $1,894,000, $2,080,000, and $2,218,000 for 2010, 2009, and 2008, respectively.

Note 8. Goodwill and Intangible Assets

Goodwill and intangible assets consist of the following:

	December 31, 2010			December 31, 2009		
	Gross Value	Accumulated Amortization	Net Value	Gross Value	Accumulated Amortization	Net Value
	(in thousands)					
Goodwill	$ 22,756	$ -	$ 22,756	$ 22,769	$ -	$ 22,769
Other intangible assets:						
Customer relationships	3,700	2,079	1,621	3,700	1,570	2,130
Patents	1,245	1,107	138	1,271	1,053	218
Trademarks	1,672	-	1,672	1,672	-	1,672
Developed technology	1,700	1,243	457	1,700	940	760
Licensing fees	355	231	124	355	196	159
Covenant-not-to-compete	-	-	-	100	100	-
Other	-	-	-	51	51	-
Total other intangible assets	8,672	4,660	4,012	8,849	3,910	4,939
	$ 31,428	$ 4,660	$ 26,768	$ 31,618	$ 3,910	$ 27,708

Goodwill is tested at the reporting unit levels annually, and if necessary, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The fair values of the reporting units were estimated using a combination of the expected present values of future cash flows, an assessment of comparable market multiples and a review of market capitalization with estimated control premiums. There were no impairment charges related to goodwill and intangible assets recorded during 2010, 2009 and 2008.

Other intangible assets that have definite lives are amortizable and have original estimated useful lives as follows: customer relationships are amortized over approximately six years and eight years; patents are amortized over a range from five to twenty years; developed technology is amortized over approximately five years and six years; and licensing fees are amortized over approximately ten years. Covenants-not-to-compete were amortized over approximately one and two-thirds years, prior to their expiration. Trademarks are not amortized.

Amortization expense for intangible assets subject to amortization in each of the next five fiscal years is estimated to be: $865,000 in 2011, $715,000 in 2012, $386,000 in 2013, $347,000 in 2014 and $4,000 in 2015.

Amortization expense related to intangible assets for 2010, 2009 and 2008 was $901,000, $904,000 and $950,000, respectively.

Changes in goodwill balances by segment (which are defined below) are as follows:

	Balance December 31, 2009	Foreign Exchange	Balance December 31, 2010
	(in thousands)		
SLPE (Ault)	$ 4,276	$ (13)	$ 4,263
High Power Group (MTE)	8,189	-	8,189
High Power Group (Teal)	5,055	-	5,055
RFL	5,249	-	5,249
Total	$ 22,769	$ (13)	$ 22,756

Note 9. Debt

	December 31, 2010	December 31, 2009
	(in thousands)	
2008 Credit Facility:		
$40 million variable interest rate revolving credit facility maturing in 2011	$ 9,800	$ -
Total	9,800	-
Less: current portion	(9,800)	-
Total long-term debt	$ -	$ -

On August 3, 2005, the Company entered into a revolving credit facility (the "2005 Credit Facility") with Bank of America, N.A. ("Bank of America") to replace its former senior credit facility. The 2005 Credit Facility (with a standby and commercial letter of credit sub-limit of $5,000,000) provided for borrowings up to $30,000,000. On October 23, 2008, the Company and certain of its subsidiaries entered into an Amended and Restated Revolving Credit Facility (the "2008 Credit Facility") with Bank of America, individually, as agent, issuer and a lender thereunder, and the other financial institutions party thereto. The 2008 Credit Facility amends and restates the Company's 2005 Credit Facility to provide for an increase in the facility size and certain other changes.

The 2008 Credit Facility provided for maximum borrowings of up to $60,000,000 and included a standby and commercial letter of credit sub-limit of $10,000,000. The 2008 Credit Facility is scheduled to expire on October 1, 2011, unless earlier terminated by the agent thereunder following an event of default. Borrowings under the 2008 Credit Facility bear interest, at the Company's option, at the British Bankers Association LIBOR rate plus 1.75% to 3.25%, or an alternative rate, which is the higher of (i) the Federal Funds rate plus 0.5% or (ii) Bank of America, N.A.'s publicly announced prime rate, plus a margin rate ranging from 0% to 1.0%. The margin rates are based on certain leverage ratios, as provided in the facility documents. The Company is subject to compliance with certain financial covenants set forth in the 2008 Credit Facility, including a maximum ratio of total funded indebtedness to EBITDA (as defined), minimum levels of interest coverage and net worth and limitations on capital expenditures, as defined. Availability under the 2008 Credit Facility is based upon the Company's trailing twelve month EBITDA, as defined. At December 31, 2009, the Company had a total availability under the 2008 Credit Facility of $28,200,000.

As a result of the Company's diminished results during the current economic downturn, the Company was not in compliance with the interest coverage financial covenant in the second quarter 2009. In response, the lenders to the 2008 Credit Facility agreed to waive compliance with the covenant for the second quarter 2009 and to reset the covenant terms for the third quarter 2009. The parties also agreed to reduce the maximum credit limit under the 2008 Credit Facility to $40,000,000. In consideration for these waivers and amendments, the Company agreed to pay the lenders $250,000, which was remitted in the third quarter of 2009 and is being amortized over the remaining life of the 2008 Credit Facility.

On November 19, 2010, the Company entered into a Second Amendment to Credit Agreement with Bank of America, as administrative agent and lender, and a syndicate of other lenders party thereto (the "Second Amendment"), further amending the 2008 Credit Facility among the Company, subsidiaries of the Company party thereto, Bank of America, as administrative agent and lender, and a syndicate of other lenders party thereto.

The Second Amendment, among other things, (a) amends certain terms of the 2008 Credit Facility in order to permit the Company to issue one or more dividends and/or purchase its registered capital stock then issued and outstanding in an amount not in excess, in the aggregate, of Thirteen Million Dollars ($13,000,000) prior to the maturity date of the 2008 Credit Facility; (b) removes the Ten Million Dollar ($10,000,000) maximum for environmental liabilities; and (c) amends the definitions of EBIT and EBITDA to include the add-back of non-cash charges with respect to liabilities arising under Environmental Laws and to reduce EBIT and EBITDA by the amount of the related cash payments related thereto. In consideration for these amendments, the Company agreed to pay the lenders $50,000, which was remitted in the fourth quarter of 2010 and is being amortized over the remaining life of the 2008 Credit Facility. At December 31, 2010, the Company had a total availability under the 2008 Credit Facility of $29,700,000.

As of December 31, 2010, the Company had an outstanding balance under the 2008 Credit Facility of $9,800,000, which bore interest at the LIBOR rate of 2.01%, and was included in short-term borrowings in the accompanying consolidated balance sheets since the facility expires in October 2011. In 2010 the Company maintained an average debt outstanding of $1,478,000. The weighted average interest rate on borrowings was 2.06% during 2010. As of December 31, 2009, the Company had no outstanding balance under the 2008 Credit Facility.

The Company's obligations under the 2008 Credit Facility are secured by the grant of security interests in substantially all of its respective assets.

Note 10. Accrued Liabilities – Other and Other Long-Term Liabilities

Accrued liabilities – other consist of the following:

	December 31,	
	2010	2009
	(in thousands)	
Taxes (other than income) and insurance	$ 556	$ 209
Commissions	707	744
Litigation and legal fees	151	96
Other professional fees	659	674
Environmental	3,132	1,355
Warranty	1,553	1,373
Deferred revenue	78	28
Other	1,778	1,850
	$ 8,614	$ 6,329

Included in the environmental accrual are estimates for all known costs believed to be probable for sites that the Company currently operates or operated at one time (see Note 13 for additional information).

A summary of the Company's warranty reserve is as follows:

	December 31,	
	2010	2009
	(in thousands)	
Liability, beginning of year	$ 1,373	$ 1,325
Expense for new warranties issued	1,293	869
Expense related to accrual revisions for prior year	-	(141)
Warranty claims paid	(1,113)	(680)
Liability, end of period	$ 1,553	$ 1,373

Other long-term liabilities consist of the following:

	December 31,	
	2010	2009
	(in thousands)	
Environmental	$ 11,779	$ 4,528
Gross unrecognized tax benefits	2,659	2,609
	$ 14,438	$ 7,137

Note 11. Restructuring Charges

No restructuring activity was recorded during 2010. Restructuring activity for the period ended December 31, 2009 was as follows:

	Year Ended December 31, 2009 (in thousands)		
	Severance	Other Costs	Total
Beginning balance	$ 88	$ 82	$ 170
Restructuring charges	526	164	690
Cash payments	(614)	(246)	(860)
Ending balance	$ -	$ -	$ -

During fiscal 2009, the Company recorded a total restructuring charge of $690,000, of which $535,000 was recorded at SL Power Electronics Corp. ("SLPE") and $155,000 at MTE Corporation ("MTE"). Most of the charges at SLPE were recorded in the second quarter of fiscal 2009. These restructuring charges primarily related to workforce reductions to align the cost structure to reduced business levels. The charges recorded at MTE were primarily recorded in the fourth quarter of fiscal 2009 and related to certain exit costs related to the relocation from its leased manufacturing facility in Juarez, Mexico to the Company's existing manufacturing facilities in Mexicali, Mexico. All of the restructuring costs have been fully paid and the Company has no outstanding liability for these matters.

During the third and fourth quarters of 2008, the Company reviewed its business levels and cost structure and initiated cost optimization initiatives. As a result of these initiatives, in 2008 the Company recorded restructuring charges of $677,000. All of the restructuring costs have been fully paid and the Company has no outstanding liability for these matters.

Note 12. Retirement Plans And Deferred Compensation

During the years ended December 31, 2010, December 31, 2009 and December 31, 2008, the Company maintained a defined contribution pension plan covering all full-time, U.S. employees of SLPE, Teal Electronics Corporation ("Teal"), SL Montevideo Technology, Inc. ("SL-MTI"), RFL Electronics Inc. ("RFL"), MTE and the corporate office. The Company's contributions to this plan are based on a percentage of employee contributions and/or plan year gross wages, as defined. Costs incurred under these plans during 2010, 2009 and 2008 amounted to approximately $1,315,000, $708,000 and $1,298,000, respectively.

The Company has agreements with certain active and retired directors, officers and key employees providing for supplemental retirement benefits. The liability for supplemental retirement benefits is based on the most recent mortality tables available and discount rates ranging from 6% to 12%. The amount charged to expense in connection with these agreements amounted to $416,000, $398,000 and $360,000 for 2010, 2009 and 2008, respectively.

The Company is the owner and beneficiary of life insurance policies on the lives of some of the participants having a deferred compensation or supplemental retirement agreement. As of December 31, 2010, the aggregate death benefit totaled $560,000, with the corresponding cash surrender value of all policies totaling $306,000. As of December 31, 2009, the aggregate death benefit totaled $554,000 with the corresponding cash surrender value of all policies totaling $307,000.

As of December 31, 2010, certain agreements restrict the Company from utilizing the cash surrender value of certain life insurance policies totaling approximately $306,000 for purposes other than the satisfaction of the specific underlying deferred compensation agreements. The Company offsets the dividends realized from the life insurance policies with premium expenses. Net expenses recorded in connection with these policies amounted to $17,000, $2,000 and $13,000 for 2010, 2009 and 2008, respectively.

Note 13. Commitments And Contingencies

Leases: The Company is a party to certain leases for facilities, equipment and vehicles from third parties, which expire through 2020. The minimum rental commitments as of December 31, 2010 are as follows:

	Operating Leases (in thousands)
2011	$ 1,594
2012	1,282
2013	769
2014	693
2015	639
Thereafter	1,672
Total minimum payments	$ 6,649

For 2010, 2009 and 2008, rental expense applicable to continuing operations aggregated approximately $1,874,000, $1,917,000 and $2,204,000, respectively.

Letters Of Credit: As of December 31, 2010 and December 31, 2009, the Company was contingently liable for $544,000 and $649,000, respectively, under an outstanding letter of credit issued for casualty insurance requirements.

Litigation: The Company is and has been the subject of administrative actions that arise from its ownership of SL Surface Technologies, Inc. ("SurfTech"), a wholly-owned subsidiary, the assets of which were sold in November 2003. SurfTech formerly operated chrome-plating facilities in Pennsauken Township, New Jersey (the "Pennsauken Site") and Camden, New Jersey (the "Camden Site").

On June 12, 2002, the Company and SurfTech were served with a class action complaint by twelve individual plaintiffs (the "Complaint") filed in Superior Court of New Jersey for Camden County (the "Private Action"). The Company and SurfTech were two of approximately 28 defendants named in the Private Action. The Complaint alleged, among other things, that the plaintiffs are subject to an increased risk of disease as a result of consuming water distributed from the Puchack Well Field located in Pennsauken Township, New Jersey (which was one of several water sources that supplied Camden, New Jersey). Medical monitoring of the plaintiff class was sought in the litigation.

The Private Action arose from similar factual circumstances as a current federal administrative action involving the Puchack Well Field, with respect to which the Company has been identified as a potential responsible party ("PRP"). This action and the Private Action both allege that SurfTech and other defendants contaminated groundwater through the disposal of hazardous substances at facilities in the area. SurfTech once operated a chrome-plating facility at the Pennsauken Site. The federal administrative action is discussed below.

With respect to the Private Action, the Superior Court denied class certification in June 2006. In 2007, the Superior Court dismissed the claims of all plaintiffs on statute of limitations grounds. The plaintiffs appealed and lost on all issues. In January 2010, the New Jersey Supreme Court denied plaintiffs' petition for certification to the Supreme Court, which effectively terminated this litigation with prejudice.

The Company is the subject of lawsuits and administrative actions that arise from its ownership of SurfTech and its Pennsauken Site. These actions relate to environmental issues concerning the Pennsauken Landfill and the Puchack Well Field. In 1991 and 1992, the New Jersey Department of Environmental Protection (the "NJDEP") served directives that would subject the Company to, among other things, collective reimbursements (with other parties) for the remediation of the Puchack Well Field. The litigation involving the Pennsauken Landfill involved claims under the Spill Compensation and Control Act (the "Spill Act"), other statutes and common law against the Company and numerous other defendants alleging that they are liable for contamination at and around a municipal solid waste landfill located in Pennsauken Township, New Jersey. In the first quarter 2009, the Company agreed to terms with the plaintiffs for the settlement of all pending claims in this case. Accordingly, the case was dismissed with prejudice in February 2009.

In 2006 the United States Environmental Protection Agency (the "EPA") named the Company as a potential responsible party (a "PRP") in connection with the remediation of the Puchack Well Field, which has been designated as a Superfund Site. The EPA has alleged that hazardous substances generated at the Company's Pennsauken Site contaminated the Puchack Well Field. As a PRP, the Company is potentially liable, jointly and severally, for the investigation and remediation of the Puchack Well Field Superfund Site under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA").

The EPA is remediating the Puchack Well Field Superfund Site in two separate operable units. The first operable unit consists of an area of chromium groundwater contamination that exceeds the selected cleanup standard ("OU-1"). The second operable unit ("OU-2") pertains to sites that are allegedly the sources of contamination for the first operable unit. The EPA advised the Company in October 2010 that OU-2 includes soil contamination in the immediate vicinity of the Company's Pennsauken Site.

In September 2006, the EPA issued a Record of Decision that selected a remedy for OU-1 to address the groundwater contamination. The estimated cost of the EPA selected remedy for OU-1, to be conducted over a five to ten year timeframe, was approximately $17,600,000, as stated in the Record of Decision. In an October 2010 meeting with the EPA, the EPA informed the Company that the OU-1 remedy will be implemented in two phases. Prior to the issuance of the EPA's Record of Decision, the Company had retained an experienced environmental consulting firm to prepare technical comments on the EPA's proposed remediation of the Puchack Well Field Superfund Site. In those comments, the Company's consultant, among other things, identified flaws in the EPA's conclusions and the factual predicates for certain of the EPA's decisions and for the proposed selected remedy.

Following the issuance of its Record of Decision for OU-1, in November 2006, the EPA sent another letter to the Company encouraging the Company to either perform or finance the remedial actions for OU-1 identified in the EPA's Record of Decision. In addition to paying for the OU-1 remediation, the EPA has sought payment of the past costs that the EPA has allegedly incurred. The Company responded to the EPA that it was willing to investigate the existence of other PRPs and to undertake the activities necessary to design a final remediation for the Superfund Site. In July 2007, the EPA refused the Company's offer to perform the work necessary to design the remediation plan without first agreeing to assume responsibility for the full remediation of the Superfund Site. The EPA did encourage the Company to investigate the existence of other PRPs and to submit evidence thereof, if appropriate. In January 2008, the Company submitted to the EPA evidence demonstrating the existence of several other PRPs.

In subsequent meetings and discussions with the U.S. Department of Justice ("DOJ") and the EPA, the Company was informed that estimated OU-1 remediation costs are now in the range of $30,000,000 to $40,000,000 with additional past costs incurred by the EPA related to OU-1 of approximately $17,000,000. These costs are current estimates provided to the Company by the EPA and DOJ. The Company has asked the DOJ/EPA for but has not been furnished support for these estimates and costs.

Notwithstanding the assertions of the DOJ and EPA, based on discussions with its attorneys and environmental engineering consultants, the Company believes the EPA's analytical effort is far from complete for OU-1. Further, technical data has not established that offsite migration of hazardous substances from the Company's Pennsauken Site (OU-2) caused the contamination of OU-1 of the Puchack Well Field Superfund Site. In any event, the Company believes the evidence establishes that hazardous substances from the Company's Pennsauken Site could have, at most, constituted only a small portion of the total contamination delineated in the vicinity of OU-1 of the Puchack Well Field Superfund Site. Based on the foregoing, the Company believes that it has significant defenses against the EPA claims and that other PRPs should be identified and brought into the legal proceedings by the DOJ to support the ultimate cost of remediation.

Also, the EPA is currently performing investigations relating to OU-2 of the Puchack Well Field Superfund Site. In an October 2010 meeting with EPA, the EPA informed the Company that it did not have an estimate of proposed OU-2 costs at that time. The Company understands that the EPA expects to issue a Record of Decision for OU-2 in the second quarter or third quarter of 2011. On February 24, 2011, the Company's management and legal counsel met with representatives of the EPA and the DOJ with respect to the Puchack Well Field Superfund Site, collectively OU-1 and OU-2. These discussions are ongoing.

The Company is currently in settlement discussions with the EPA and DOJ regarding the remediation and past costs for both OU-1 and OU-2. This settlement may, among other things, consist of a "limited ability to pay" component, which will be provided by the EPA and DOJ and will be negotiated by the Company. While the EPA and DOJ are viewing the OU-1 and OU-2 costs in a single ability to pay analysis, the Company is considering treating OU-1 and OU-2 as two separate and distinct items. Based on the current available information, the Company has estimated a total liability for OU-1 and OU-2 combined of $11,776,000, of which all but $4,000,000 (recorded in 2006) was reserved and recorded as part of discontinued operations, net of tax, in the amount of $5,132,000 in the fourth quarter of 2010. The Company's estimate of its OU-1 liability is based upon the government's OU-1 Record of Decision, the government's estimates of the costs, and the Company's estimated portion of the liability based upon data from our environmental engineering consultants. The estimated OU-2 liability is based upon data from our environmental engineering consultants. The above liability is included in the total environmental accrual.

It is management's opinion taking into account the information available to the Company as well as the significant defenses against the EPA claims and other PRPs potential responsibility that the impact of litigation and environmental administrative actions and related liabilities brought against the Company and its operations should not have a material adverse effect on its consolidated financial position or results of operations. However, the ultimate outcome of these matters, as with litigation generally, is inherently uncertain, and it is possible that some of these matters may be resolved adversely to the Company relative to the current reserves. The adverse resolution of any one or more of these matters could have a material adverse effect on the business, operating results, financial condition or cash flows of the Company.

Other

In the ordinary course of its business the Company is subject to other loss contingencies pursuant to foreign and domestic federal, state and local governmental laws and regulations and is also party to certain legal actions, frequently involving complaints by terminated employees and disputes with customers and suppliers. In the opinion of management, any such other loss contingencies are not expected to have a material adverse effect on the financial condition or results of operations of the Company.

Environmental Matters: Loss contingencies include potential obligations to investigate and eliminate or mitigate the effects on the environment of the disposal or release of certain chemical substances at various sites, such as Superfund sites and other facilities, whether or not they are currently in operation. The Company is currently participating in environmental assessments and cleanups at a number of sites and may in the future be involved in additional environmental assessments and cleanups. Based upon investigations completed to date by the Company and its independent engineering-consulting firms, management has provided an estimated accrual for all known costs believed to be probable and costs that can be reasonably estimated in the amount of $14,911,000, of which $11,779,000 is included as other long-term liabilities as of December 31, 2010. However, it is the nature of environmental contingencies that other circumstances might arise, the costs of which are indeterminable at this time due to such factors as changing government regulations and stricter standards, the unknown magnitude of cleanup costs, the unknown timing and extent of the remedial actions that may be required, the determination of the Company's liability in proportion to other responsible parties, the divisibility of costs, and the extent, if any, to which such costs are recoverable from other parties. These other circumstances could result in additional expenses or judgments, or offsets thereto. The adverse resolution of any one or more of these other circumstances could have a material adverse effect on the business, operating results, financial condition or cash flows of the Company. Most of the Company's environmental costs relate to discontinued operations and such costs have been recorded in discontinued operations, net of tax.

There are three sites on which the Company may incur material environmental costs in the future as a result of past activities of its former subsidiary, SurfTech. There are two Company owned sites related to its former subsidiary, SurfTech. These sites are located in Pennsauken, New Jersey (the "Pennsauken Site") and in Camden, New Jersey (the "Camden Site"). There is also a third site, which is not owned by the Company, referred to as the "Puchack Well Field Site". The Puchack Well Field Site and the Pennsauken Site are part of the Puchack Well Field Superfund Site.

With respect to the Camden Site, the Company has reported soil contamination and a groundwater contamination plume emanating from the site. The Company has been conducting tests and taking other actions to identify and quantify the contamination and to confirm areas of concern. In the third quarter of 2009, pursuant to an Interim Response Action ("IRA") Work plan approved by the New Jersey Department of Environmental Protection ("NJDEP"), the Company completed building demolition and excavated and disposed of some of the contaminated soil underlying the building's foundation. Treatability studies for in-situ remediation of the remaining unsaturated contaminated soil were conducted in 2009. Based upon the treatability study results, our environmental consultants prepared an IRA Work plan Addendum ("IRAWA") to implement a Phase I Pilot Study ("PIPS"), which involved injecting neutralizing chemicals into the saturated soil. The NJDEP approved the IRAWA, and the PIPS was implemented in November 2010. These injections have now been completed. As required by the IRAWA, our consultants are collecting post-injection data for assessment of the overall success of the PIPS. Also, the Company's environmental consultants are developing an IRA Work plan Addendum II to implement a Phase II Pilot Study to treat contaminated groundwater. During the second quarter of 2010, the Company reviewed the most recent cost studies prepared by its environmental consultants and recorded an additional $1,273,000 reserve related to the Camden Site. At December 31, 2010, the Company had an accrual of $2,171,000 to remediate the Camden Site. Of this amount, the Company anticipates expenditures of approximately $1,525,000 in 2011.

The Company has reported soil and groundwater contamination at the facility of SL-MTI located on its property in Montevideo, Minnesota. An analysis of the contamination has been completed and a remediation plan has been implemented at the site pursuant to the remedial action plan approved by the Minnesota Pollution Control Agency. The remaining steps under this plan are the monitoring of samples. Based on the current information, the Company believes it will incur remediation costs at this site of approximately $95,000, which has been accrued for at December 31, 2010. These costs are recorded as a component of continuing operations.

As of December 31, 2010 and December 31, 2009, environmental accruals of $14,911,000 and $5,883,000, respectively, have been recorded by the Company in accrued liabilities – other and in other long-term liabilities, as appropriate (see Note 10).

Employment Agreements: The Company entered into severance agreements with certain key employees in 2001 that provide for one-time payments in the event the employee is terminated within twelve months of a change-of-control, as defined. These payments range from six to 24 months of the employee's base salary as of the termination date, as defined. If a triggering event had taken place in 2010 and if these employees had been terminated during the year, the payments would have aggregated approximately $2,096,000 under such change-of-control agreements.

During October 2010, two former executives entered into Separation Agreements and Mutual Releases (the "Agreements"). The effective dates of the Agreements were October 22, 2010 and October 28, 2010. Total consideration paid to both executives was $1,042,933, minus applicable taxes and withholdings. The payments were for, among other things, severance, accrued vacation, legal fees, and for one executive, payment pursuant to a certain bonus agreement dated August 5, 2002. The payments were completed during the fourth quarter of 2010.

The Company entered into severance agreements in 2010 with certain key employees that provide for one-time payments in the event the employee is terminated within twelve months of a change-of-control, as defined. These payments range from nine to twelve months of the employee's base salary as of the termination date, as defined. If a triggering event had taken place in 2010 and if these employees had been terminated during the year, the payments would have aggregated approximately $632,000 under such change-of-control agreements.

Note 14. Cash Flow Information

Supplemental disclosures of cash flow information:

	Years Ended December 31,		
	2010	2009	2008
	(in thousands)		
Interest paid	$ 81	$ 63	$ 347
Income taxes paid	$ 1,951	$ 558	$ 725

Note 15. Shareholders' Equity

On September 14, 2010, the Company announced a modified "Dutch Auction" tender offer to purchase up to 1,538,461 shares of its common stock (the "Tender Offer"). The Tender Offer expired on October 13, 2010. Under the terms of the Tender Offer, the Company's shareholders had the option of tendering all or a portion of the Company's common stock that they owned (1) at a price of not less than $13.00 and not more than $14.50, in increments of $0.25 per share, or (2) without specifying a purchase price, in which case the common stock that they owned would have been purchased at the purchase price determined in accordance with the Tender Offer. Shareholders who elected to tender have received the purchase price in cash, without interest, for common stock tendered in accordance with the terms of the Tender Offer. These provisions were described in the Offer to Purchase relating to the Tender Offer that was distributed to shareholders. All common stock purchased by the Company were purchased at the same price.

Based on the final count by the depositary for the Tender Offer, an aggregate of 1,334,824 shares of common stock were properly tendered and not withdrawn at prices at or below $14.50. Accordingly, pursuant to the terms of the Offer to Purchase, the Letter of Transmittal and applicable securities laws, the Company accepted for purchase 1,334,824 shares of its common stock at a purchase price of $14.50 per share. These shares represent approximately 22.0% of the shares outstanding as of October 18, 2010. With the completion of the tender offer, the Company had approximately 4,728,951 shares of common stock outstanding at that time. The aggregate purchase price paid by the Company in connection with the Tender Offer was $19,354,948, excluding transaction costs. The depositary has paid for the shares accepted for purchase in the Tender Offer. The Company paid for the tender with available cash and $7,500,000 in borrowings from its 2008 Credit Facility.

During the fourth quarter of 2010, in response to the diversification requirements in the Pension Protection Act of 2006 for defined contribution plans holding publicly traded employer securities, the Company purchased all Company shares held by its defined contribution plan. As a result, the Company purchased 252,064 shares of Company common stock at an average cost of $17.45 per share, at a total cost of $4,398,664.

Note 16. Industry Segments

The Company currently operates under four business segments: SLPE, the High Power Group, SL-MTI and RFL. Following its acquisition of Ault on January 26, 2006, the Company consolidated the operations of Ault and its subsidiary, Condor D.C. Power Supplies, Inc. ("Condor"), into SLPE. In accordance with the guidance provided in ASC 280 "Segment Reporting," this subsidiary is reported as one business segment. Following the acquisition of MTE on October 31, 2006, the Company combined MTE with its subsidiary, Teal, into one business segment, which is reported as the High Power Group. Management has combined SLPE and the High Power Group into one business unit classified as the Power Electronics Group. The Company aggregates operating business subsidiaries into a single segment for financial reporting purposes if aggregation is consistent with the objectives of ASC 280 and if the segments have similar characteristics in each of the following areas:

- nature of products and services
- nature of production process
- type or class of customer
- methods of distribution

SLPE produces a wide range of custom and standard internal and external AC/DC and DC/DC power supply products to be used in customers' end products. The Company's power supplies closely regulate and monitor power outputs, resulting in stable and highly reliable power. SLPE, which sells products under three brand names (SL Power Electronics, Condor and Ault), is a major supplier to the original equipment manufacturers ("OEMs") of medical, wireless and wire line communications infrastructure, computer peripherals, military, handheld devices and industrial equipment. The High Power Group sells products under two brand names (Teal and MTE). Teal designs and manufactures custom power conditioning and distribution units. Products are developed and manufactured for custom electrical subsystems for OEMs of semiconductor, medical imaging, military and telecommunication systems. MTE designs and manufactures power quality electromagnetic products used to protect equipment from power surges, bring harmonics into compliance and improve the efficiency of variable speed motor drives. SL-MTI designs and manufactures high power density precision motors. New motor and motion controls are used in numerous applications, including military and commercial aerospace equipment, medical devices and industrial products. RFL designs and manufactures communication and power protection products/systems that are used to protect utility transmission lines and apparatus by isolating faulty transmission lines from a transmission grid. The Other segment includes corporate related items, financing activities and other costs not allocated to reportable segments, which includes but is not limited to certain legal, litigation and public reporting charges and certain legacy costs. The accounting policies for the business units are the same as those described in the summary of significant accounting policies (see Note 1 for additional information).

Business segment operations are conducted through domestic subsidiaries. For all periods presented, sales between business segments were not material. No single customer accounted for more than 10% of consolidated net sales during 2010, 2009 or 2008. Each of the segments has certain major customers, the loss of any of which would have a material adverse effect on such segment.

	Years Ended December 31,		
	2010	2009	2008
		(in thousands)	
Net sales			
Power Electronics Group:			
SLPE	$ 79,615	$ 53,464	$ 72,811
High Power Group	56,494	44,865	60,462
Total	136,109	98,329	133,273
SL-MTI	31,261	28,277	28,647
RFL	22,398	20,945	24,034
Consolidated	$ 189,768	$ 147,551	$ 185,954

	Years Ended December 31,		
	2010	2009	2008
		(in thousands)	
Income from operations			
Power Electronics Group:			
SLPE	$ 6,389	$ 735	$ 315
High Power Group	5,418	3,194	4,868
Total	11,807	3,929	5,183
SL-MTI	4,801	4,426	3,892
RFL	2,990	1,919	2,379
Other	(6,350)	(5,185)	(4,141)
Income from operations	13,248	5,089	7,313
Amortization of deferred financing costs	(252)	(351)	(77)
Fire related loss, net	(109)	-	-
Interest income	2	8	28
Interest expense	(86)	(63)	(237)
Income from continuing operations before income taxes	$ 12,803	$ 4,683	$ 7,027

	December 31,	
	2010	2009
	(in thousands)	
Total assets		
Power Electronics Group:		
SLPE	$ 37,155	$ 27,255
High Power Group	31,539	27,192
Total	68,694	54,447
SL-MTI	11,262	11,520
RFL	14,525	15,096
Other	10,418	18,388
Consolidated	$ 104,899	$ 99,451

	December 31,	
	2010	2009
	(in thousands)	
Intangible assets, net		
Power Electronics Group:		
SLPE	$ 5,067	$ 5,433
High Power Group	16,328	16,866
Total	21,395	22,299
SL-MTI	-	-
RFL	5,373	5,409
Consolidated	$ 26,768	$ 27,708

	Years Ended December 31,		
	2010	2009	2008
	(in thousands)		
Capital expenditures			
Power Electronics Group:			
SLPE	$ 492	$ 57	$ 1,020
High Power Group	440	167	756
Total	932	224	1,776
SL-MTI	258	264	432
RFL	226	350	182
Other	-	-	36
Consolidated	$ 1,416	$ 838	$ 2,426

	Years Ended December 31,		
	2010	2009	2008
		(in thousands)	
Depreciation and amortization			
Power Electronics Group:			
SLPE	$ 1,381	$ 1,647	$ 1,820
High Power Group	831	869	854
Total	2,212	2,516	2,674
SL-MTI	302	358	388
RFL	465	465	550
Other	47	56	40
Consolidated	$ 3,026	$ 3,395	$ 3,652

Financial information relating to the Company's segments by geographic area is as follows:

	Years Ended December 31,		
	2010	2009	2008
		(in thousands)	
Net sales (1)			
United States	$ 148,361	$ 121,399	$ 155,002
Foreign	41,407	26,152	30,952
Consolidated	$ 189,768	$ 147,551	$ 185,954
Long-lived assets (2)			
United States	$ 5,978	$ 6,690	$ 7,411
Foreign	2,943	2,584	3,237
Consolidated	$ 8,921	$ 9,274	$ 10,648

(1) Net sales are attributed to countries based on location of customer.
(2) Includes net tangible assets excluding goodwill and intangibles.

Note 17. Foreign Operations

In addition to manufacturing operations in California, Minnesota, New Jersey and Wisconsin, the Company manufactures substantial quantities of products in premises leased in Mexicali, Mexico, Matamoros, Mexico and Tecate, Mexico. The Company also has manufacturing facilities in Xianghe, China. These external and foreign sources of supply present risks of interruption for reasons beyond the Company's control, including political or economic instability and other uncertainties.

Generally, the Company's sales are priced in U.S. dollars and its costs and expenses are priced in U.S. dollars, Mexican pesos and Chinese yuan. Accordingly, the competitiveness of the Company's products relative to locally produced products may be affected by the performance of the U.S. dollar compared with that of its foreign customers' and competitors' currencies. Foreign net sales comprised 22%, 18% and 17% of net sales from continuing operations for 2010, 2009 and 2008, respectively.

Additionally, the Company is exposed to foreign currency exchange rate fluctuations, which might result from fluctuations in the value of the Mexican peso and Chinese yuan versus the U.S. dollar. At December 31, 2010, the Company had net liabilities of $1,537,000 subject to fluctuations in the value of the Mexican peso and Chinese yuan. At December 31, 2009, the Company had net assets of $27,000 subject to fluctuations in the value of the Mexican peso and Chinese yuan. Fluctuations in the value of the foreign currencies did not have a material effect on the Company's operations in either 2010 or 2009.

SLPE manufactures most of its products in Mexico and China. Teal has transferred a significant portion of its manufacturing to a wholly-owned subsidiary located in Mexico. SL-MTI manufactures a significant portion of its products in Mexico. SLPE, the High Power Group and SL-MTI price and invoice their sales in U.S. dollars. The Mexican subsidiaries of SLPE, SL-MTI and Teal maintain their books and records in Mexican pesos. SLPE's subsidiaries in China maintain their books and records in Chinese yuan; however, most of their sales are invoiced in U.S. dollars. Business operations conducted in Mexico or China incur their respective labor costs and supply expenses in Mexican pesos and Chinese yuan, as the case may be (see Note 16 for additional information).

18. Fire Related Loss And Insurance Recovery

On March 24, 2010, the Company sustained fire damage at its leased manufacturing facility in Mexicali, Mexico. This facility manufactures products for both SLPE and MTE. The fire was contained to an area that manufactures MTE products. The Company is fully insured for the replacement of the assets damaged in the fire and for the loss of profits due to the business interruption and changed conditions caused by the fire. Details of the net fire related loss are as follows:

	Year Ended December 31, 2010
	(in thousands)
Fire related loss	$ (642)
Insurance recovery	533
Net fire related loss	$ (109)

The Company's fire related loss includes the destruction of property and equipment, damaged inventory, cleanup costs and increased operating expenses incurred as a result of the fire. The Company's insurance recovery represents the replacement cost of property and equipment damaged as a result of the fire, the fair market value of inventory damaged in the fire, cleanup costs and increased business expenses, net of applicable adjustments and deductibles.

In July 2010, the Company received a $200,000 advance from its carrier related to the fire loss. Any additional gains, losses and recoveries will be recognized in subsequent periods as amounts are determined and finalized with the Company's insurance carriers.

Note 19. Related Party Transactions

RFL has an investment of $15,000 in RFL Communications PLC, ("RFL Communications"), representing 4.5% of the outstanding equity thereof. RFL Communications is a distributor of teleprotection and communication equipment located in the United Kingdom. It is authorized to sell RFL products in accordance with an international sales agreement. Sales to RFL Communications for 2010, 2009 and 2008 were $655,000, $715,000 and $1,187,000, respectively. Accounts receivable due from RFL Communications at December 31, 2010 and December 31, 2009 were $100,000 and $157,000, respectively.

The Company was a party to a Management Agreement (the "Agreement") dated April 1, 2002 with Steel Partners Ltd. ("Steel Partners"). Steel Partners is a management company controlled by Warren G. Lichtenstein. Glen M. Kassan and John H. McNamara are employed by Steel Partners. Messrs. Lichtenstein, Kassan and McNamara are directors of the Company. As previously reported, Mr. Lichtenstein was elected to the Board on March 30, 2010 to fill the vacancy created by the resignation of James R. Henderson. On May 18, 2010, the parties terminated the Agreement. Under the Agreement, Steel Partners provided certain management services to the Company in consideration for an annual fee of $475,000, paid monthly. The Agreement was terminated, effective January 31, 2010, for a one-time payment of $150,000. Fees of approximately $190,000 were expensed by the Company for Steel Partners' services in 2010. Fees of $475,000 were expensed by the Company for Steel Partners' services in each of 2009 and 2008. Approximately $40,000 was payable at December 31, 2009.

Note 20. Selected Quarterly Financial Data (Unaudited)

	Three Months Ended March 31, 2010	Three Months Ended June 30, 2010	Three Months Ended September 30, 2010	Three Months Ended December 31, 2010
	(in thousands, except per share data)			
Net sales	$42,133	$47,790	$49,141	$50,704
Gross margin	$13,990	$15,211	$16,021	$16,535
Income from continuing operations before income taxes	$2,044	$3,193	$3,102	$4,464
Net income (loss) [a]	$1,126	$1,014	$2,058	($1,642)
Basic net income (loss) per common share	$0.18	$0.17	$0.34	($0.34)
Diluted net income (loss) per common share	$0.18	$0.17	$0.34	($0.33)
[a] Includes (loss) from discontinued operations, net of tax	($150)	($1,049)	($267)	($5,760) [b]

(b) The three months ended December 31, 2010, includes a provision for environmental remediation of $5,132,000, net of tax, related to the Pennsauken Site.

	Three Months Ended March 31, 2009	Three Months Ended June 30, 2009	Three Months Ended September 30, 2009	Three Months Ended December 31, 2009
	(in thousands, except per share data)			
Net sales	$36,232	$34,956	$36,379	$39,984
Gross margin	$11,887	$11,397	$12,458	$13,077
Income (loss) from continuing operations before income taxes	$304	($506)	$2,298	$2,587
Net income (loss) [a]	$49	($434)	$1,719	$1,602
Basic net income (loss) per common share	$0.01	($0.07)	$0.28	$0.27
Diluted net income (loss) per common share	$0.01	($0.07)	$0.28	$0.26
[a] Includes (loss) from discontinued operations, net of tax	($196)	($87)	($157)	($188)

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Additions: Charged to Costs and Expenses	Additions: Charged to Other Accounts	Deductions	Balance at End of Period
			(in thousands)		
YEAR ENDED DECEMBER 31, 2010					
Allowance for:					
Doubtful accounts	$ 651	$ (48)	$ (4)	$ 14	$ 585
YEAR ENDED DECEMBER 31, 2009					
Allowance for:					
Doubtful accounts	$ 621	$ 192	$ (23)	$ 139	$ 651
YEAR ENDED DECEMBER 31, 2008					
Allowance for:					
Doubtful accounts	$ 865	$ (57)	$ -	$ 187	$ 621

Description	Balance at Beginning of Period	Allowance Recorded on Current Year Losses	Release of Allowance on Current Year Utilization	Release of Allowance on Losses Expired or Revalued	Balance at End of Period
			(in thousands)		
YEAR ENDED DECEMBER 31, 2010					
Allowance for:					
Deferred tax valuation	$ 560	$ 696	$ -	$ (319)	$ 937
YEAR ENDED DECEMBER 31, 2009					
Allowance for:					
Deferred tax valuation	$ 2,018	$ -	$ -	$ (1,458)	$ 560
YEAR ENDED DECEMBER 31, 2008					
Allowance for:					
Deferred tax valuation	$ 2,826	$ 18	$ -	$ (826)	$ 2,018

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Directory Information

Directors

Avrum Gray[2][3][4]
Private Investor
G-Bar Limited Partnership

Glen M. Kassan[1]
Managing Director and
Operating Partner
Steel Partners, L.L.C.

Warren G. Lichtenstein
Chairman and
Chief Executive Officer
Steel Partners, L.L.C.

John H. McNamara
Managing Director
Steel Partners, L.L.C.

James A. Risher[2][3]
Managing Partner
Lumina Group, L.L.C.

Mark E. Schwarz[1][2][3][4]
Managing Member
Newcastle Capital Group, L.L.C.

(1) Member, Executive Committee
(2) Member, Audit Committee
(3) Member, Compensation Committee
(4) Member, Corporate Governance and Nominating Committee

Corporate Officers

Glen M. Kassan
Chairman

William T. Fejes, Jr.
President and
Chief Executive Officer

Louis J. Belardi
Chief Financial Officer,
Treasurer and Secretary

SL Business Directory

SL Power Electronics Corp.
Kenneth M. Owens, President
6050 King Drive, Building A
Ventura, CA 93003

RFL Electronics Inc.
Steven R. Gilliatt, President
353 Powerville Road
Boonton Township, NJ 07005

SL Montevideo Technology, Inc.
Alan Pelan, President
2002 Black Oak Avenue
Montevideo, MN 56265

Teal Electronics Corp.
Donald F. Klein, President
10350 Sorrento Valley Road
San Diego, CA 92121

MTE Corporation
Donald F. Klein, President
N83 W13330 Leon Road
Menomonee Falls, WI 53051

Transfer Agent and Registrar
American Stock Transfer & Trust Co.
6201 15th Avenue
Brooklyn, NY 11219

If you need information relative to your account, write or call:
Shareholder Relations
American Stock Transfer & Trust Co.
Operations Center
6201 15th Avenue
Brooklyn, NY 11219
(800) 937-5449

Independent Public Accountants
Grant Thornton, LLP
Two Commerce Square
2001 Market Street, Suite 3100
Philadelphia, PA 19103

Share Listings
The common stock of SL Industries, Inc. (Ticker Symbol SLI) is listed on the NYSE AMEX.

Form 10-K Report
Copies of the Form 10-K Report, as filed with the Securities and Exchange Commission, are available to shareholders by writing:

Louis J. Belardi, Secretary
SL Industries, Inc.
520 Fellowship Road
Suite A-114
Mount Laurel, NJ 08054
(856) 727-1500

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com


INDUSTRIES

SL INDUSTRIES
520 Fellowship Road, Suite A-114
Mount Laurel, New Jersey 08054
856.727.1500
856.727.1683 fax
www.slindustries.com